ORBIS

Warszawa,2005-05-17


05008611


SEC MAIL PROCESSING
RECEIVED
MAY 2 5 2002
WASH, D.C.
198
SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed condensed statutory and condensed consolidated interim financial statements for the first quarter 2005 no 1/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

82-5025


SEC MAIL PROCESSING
RECEIVED
MAY 2 5 2002
WASH, D.C.
198
SECTION

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at March 31, and for 3 months ended on March 31, 2005

SELECTED FINANCIAL FIGURES

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2005	3 months ended on March 31, 2004	3 months ended on March 31, 2005	3 months ended on March 31, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	110 165	115 618	27 436	24 118
Operating profit (loss)	-16 307	-9 518	-4 061	-1 985
Net profit (loss) on continuing operations	-18 462	-8 101	-4 598	-1 690
BALANCE SHEET				
Fixed assets	2 006 293	2 065 793	491 293	435 316
Current assets	129 736	83 363	31 769	17 567
Shareholders' equity	1 536 507	1 514 918	376 254	319 233
Long-term liabilities	378 660	430 025	92 725	90 617
Short-term liabilities	220 862	204 213	54 084	43 033
CASH FLOW STATEMENT				
Net cash flow from operating activity	-5 397	-3 505	-1 344	-731
Net cash flow, total	-3 776	-14 082	-940	-2 938
EARNINGS PER SHARE				
Earnings per share for the financial year	-0,40	-0,18	-0,10	-0,04
Diluted earnings per share for the financial year	0	0	0	0

Kurs EUR użyty do przeliczeń:		
- pozycji bilansowych	4,0837	4,7455
- pozycji wynikowych	4,0153	4,7938

BALANCE SHEET

as at March 31, 2005, December 31, 2004 and March 31, 2004

(figures have been presented in PLN '000)

Assets	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at March 31, 2004
Fixed assets	**2 006 293**	**2 025 463**	**2 065 793**
Tangible fixed assets	1 455 486	1 471 269	1 521 127
Intangible assets, of which:	2 188	2 459	1 792
- goodwill	0	0	0
Investment in subsidiaries and associated companies	470 085	475 173	472 108
Financial assets held for trading	31	31	1 306
Other financial assets	485	485	727
Investment property	0	0	0
Other long-term investments	650	635	601
Deferred income tax assets	77 368	75 411	68 132
Current assets	**129 736**	**123 227**	**83 363**
Inventories	7 683	8 509	9 220
Trade receivables	18 559	14 109	20 068
Income tax receivables	6 943	4 680	6 780
Other short-term receivables	38 361	32 384	20 950
Tradable financial assets	48 813	50 392	10 140
Cash and cash equivalents	9 377	13 153	16 205
Fixed assets classified as held for sale			
Total assets	**2 136 029**	**2 148 690**	**2 149 156**

BALANCE SHEET, continued

as at March 31, 2005, December 31, 2004 and March 31, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at March 31, 2004
Shareholders' equity	**1 536 507**	**1 554 969**	**1 514 918**
Share capital	92 154	92 154	92 154
Reserve capitals	133 411	133 411	133 385
Other capitals	0	0	0
Retained profits	1 310 942	1 329 404	1 289 379
Long-term liabilities	**378 660**	**376 999**	**430 025**
Credits and loans	255 869	255 575	300 296
Provision for deferred income tax	64 961	65 369	65 658
Other long-term liabilities	25 113	23 410	12 255
Provision for pension and similar benefits	32 657	32 645	31 262
Provisions for liabilities	60	0	20 554
Short-term liabilities	**220 862**	**216 722**	**204 213**
Credits and loans - current	3 455	1 500	5 296
Trade liabilities	16 783	22 494	14 885
Income tax liabilities	0	0	0
Other short-term liabilities	158 213	151 154	173 196
Provision for pension and similar benefits	4 527	4 527	5 858
Provisions for liabilities	37 884	37 047	4 978
Liabilities directly related to fixed assets classified as held for sale			
Total liabilities	**2 136 029**	**2 148 690**	**2 149 156**

PROFIT AND LOSS ACCOUNT

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on March 31, 2005	3 months ended on March 31, 2004
Net sales of services	110 165	115 618
Net sales of other products, merchandise and raw materials	946	1 093
Cost of products, merchandise and raw materials sold	99 450	94 719
Gross profit (loss) on sales	**11 661**	**21 992**
Other operating income	2 404	1 403
Distribution expenses	7 671	8 267
General overheads & administrative expenses	19 724	20 107
Other operating expenses	2 977	4 539
Operating profit (loss)	**-16 307**	**-9 518**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	13	0
Other financial income	1 462	4 415
Financial expenses	5 890	3 705
Profit (loss) before tax	**-20 722**	**-8 808**
Corporate income tax	-2 260	-707
Net profit (loss) on continuing operations	**-18 462**	**-8 101**
Discontinued operations	**0**	**0**
Loss on discontinued operations	0	0
Net profit (loss) for the financial year	**-18 462**	**-8 101**
Earnings (loss) per common share (in PLN)		
Earnings per share for the financial year	-0,40	-0,18
Earnings per share from continuing operations	-0,40	-0,18
Diluted earnings per share for the financial year	0	0
Diluted earnings per share from continuing operations	0	0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Retained profits	Other	Total
Twelve months ended on December 31, 2004					
Balance as at January 1, 2004	92 154	133 385	0	969 068	1 194 607
- changis of accounting police	0	0	0	328 412	328 412
-modification of statement according to IAS				328 412	328 412
- corrections of mistakes					0
Balance as at January 1, 2004 post transformation	92 154	133 385	0	1 297 480	1 523 019
- profit (loss) for the financial year				39 133	39 133
- effect of revaluation according to IAS 40		26			26
-revaluation of fixed assets				8 461	8 461
-wave of the right to perpetual usefruct of land				-4	-4
Total changes during the period	0	26	0	47 590	47 616
dividends				-15 666	-15 666
Balance as at December 31, 2004	92 154	133 411	0	1 329 404	1 554 969
Three months ended on March 31, 2004					
Balance as at January 1, 2004	92 154	133 385	0	969 068	1 194 607
- changis of accounting police	0	0	0	328 412	328 412
-modification of statement according to IAS				328 412	328 412
- corrections of mistakes				0	0
Balance as at January 1, 2004 post transformation	92 154	133 385	0	1 297 480	1 523 019
- profit (loss) for the financial year				-8 101	-8 101
Total changes during the period	0	0	0	-8 101	-8 101
dividends					0
Balance as at March 31, 2004	92 154	133 385	0	1 289 379	1 514 918
of which: three months ended on March 31, 2005					
Balance as at January 1, 2005	92 154	133 411	0	1 329 404	1 554 969
- changis of accounting police					0
- corrections of mistakes					0
Balance as at January 1, 2005 post transformation	92 154	133 411	0	1 329 404	1 554 969
- profit (loss) for the financial year				-18 462	-18 462
Total changes during the period	0	0	0	-18 462	-18 462
dividends					0
Balance as at March 31, 2005	92 154	133 411	0	1 310 942	1 536 507

RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on March 31, 2005	3 months ended on March 31, 2004
OPERATING ACTIVITY		
Gross profit (loss)	**-20 722**	**-8 808**
Adjustments:	**16 691**	**6 466**
Depreciation and amortization	20 584	14 998
(Gain) loss on foreign exchange differences	290	-4 405
Interest	3 417	2 089
(Profit) loss on investing activity	1 363	-4 943
Zmiana stanu należności i czynnych rozliczeń międzyokresowych	-11 348	7 967
Zmiana stanu zobowiązań krótkoterminowych, z wyjątkiem pożyczek i kredytów	1 412	-15 648
Change in reserves	974	1 618
Change in inventories	826	892
Other adjustments	-827	3 898
Cash from operating activity	**-4 031**	**-2 342**
Income tax (paid)/reimbursed	-1 366	-1 163
Net cash flow from operating activity	**-5 397**	**-3 505**
INVESTING ACTIVITY		
Income from the sale of tangible fixed assets and intangible assets	154	7 378
Income from sale of investments in real property	2 015	20 067
Income from sale of group companies	123 197	0
Income from sale of short-term securities	784	0
Income from dividends	2 776	0
Income from interest	0	0
Repayment of long-term loans granted		
Expenditure on tangible fixed assets and intangibles	-4 511	-5 189
Expenditure on purchase of group companies	-80	0
Expenditure on purchase of short-term securities	-120 808	-30 149
Granting of long-term loans	0	-1 244
Net cash flow from investing activity	**3 527**	**-9 137**
FINANCING ACTIVITY		
Repayment of credits and loans	0	-1 336
Repayment of interest	-1 906	-104
Net cash flow from financing activity	**-1 906**	**-1 440**
Change in cash and cash equivalents	**-3 776**	**-14 082**
Cash and cash equivalents at the beginning of period	**13 153**	**30 287**
Cash and cash equivalents at the end of period	**9 377**	**16 205**

NOTES
TO THE CONDENSED STATUTORY INTERIM FINANCIAL STATEMENTS OF ORBIS S.A.
AS AT MARCH 31, 2005 AND FOR 3 MONTHS ENDED MARCH 31, 2005

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements incorporate the financial figures of the Company Orbis S.A. having its corporate seat in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 54 hotels (10 009 rooms) in 28 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The presented condensed financial statements have been **prepared as at March 31 and for 3 months ended March 31, 2005** on the assumption that the Company Orbis S.A. will continue their business operations in the nearest future.

The condensed financial statements of Orbis S.A. have been prepared **in accordance with the International Financial Reporting Standards.**

The accounting policy of Orbis S.A., applicable as from January 1, 2005, has been fully disclosed in notes to the condensed financial statements of the Orbis Group prepared as at March 31, 2005 and for 3 months ended March 31, 2005. Detailed reconciliation of shareholders' equity and financial result as at the date of transition to the International Financial Reporting Standards, for the year 2004 and for 3 months of 2004, covered by these financial statements in terms of comparable figures, has been included in point 10 of this report.

All figures have been quoted in PLN, unless otherwise indicated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

Information concerning important events of the current quarter has been presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 External and internal factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements.

2.2.3 Prospects for the next quarter

Information on that issue has been presented in point 2.2.3 of the consolidated financial statements

2.2.4 Opportunities for the realization of previous forecasts

According to the information published by the company in the current report No 10/2005 the company will make an assessment of the opportunities for the realization of the previous forecasts in6 months periods. The forecasts of the chosen financial categories for the years 2005-2009 were disclosed in March 2005. The opportunities of the realization of forecasts will be monitored in the following way: the proper teams of the Head Office will make, on the basis of the systematically obtained information, cyclical analysis of the financial results.

3. INCOME STATEMENT

3.1 Income statement of the Company

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Net revenue from the sale of products, merchandise and raw materials	111 111	116 711	95,20%
% share in total revenue	*96,63%*	*95,38%*	
Cost of sales	99 450	94 719	104,99%
Distribution costs	7 671	8 267	92,79%
Administrative expenses	19 724	20 107	98,10%
of which:			
- amortiz.&depreciation	20 584	14 998	137,24%
- staff costs	46 457	48 992	94,83%
- outsourced services	24 781	24 657	100,50%
% share in total expenses	*109,35%*	*110,83%*	
Other operating income	2 404	1 239	194,03%
Other operating expenses	2 977	4 375	68,05%
Operating profit (loss) - EBIT	**-16 307**	**-9 518**	171,33%
Finance cost	**5 890**	**3 705**	158,97%
Profit (loss) from the sale of subsidiaries, affiliates and associated companies	13	0	
Other financial income	1 462	4 415	33,11%
Interests in associated companies	0	0	
Profit (loss) before tax	**-20 722**	**-8 808**	235,26%
Income tax	-2 428	-866	280,37%
Loss from discontinued operations			
Net profit (loss)	**-18 294**	**-7 942**	230,35%
EBIT margin (EBIT/Revenue)	-14,68%	-8,16%	179,96%
EBITDA	**4 277**	**5 480**	78,05%
EBITDA margin (EBITDA/Revenue)	3,85%	4,70%	81,91%

Comments to results generated by Orbis S.A. in the 1st quarter 2005 has been provided in point 4.1 of notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of a seasonal nature of hotel activities has been presented in point 4.2 of notes to the consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

In PLN thousand	As at March 31, 2005	As at Dec. 31, 2004	% change in 3 months ended March 31, 2005	As at March 31, 2004	% change in 12 months ended March 31, 2005
Non-current assets	2 006 293	2 025 463	99,05%	2 065 793	99,05%
% share in balance sheet total	*93,93%*	*94,27%*		*96,12%*	
Current assets	129 736	123 227	105,28%	83 363	105,28%
% share in balance sheet total	*6,07%*	*5,73%*		*3,88%*	
TOTAL ASSETS	**2 136 029**	**2 148 690**	99,41%	**2 149 156**	**99,39%**
Shareholders' equity	1 536 507	1 554 969	98,81%	1 514 918	101,43%
% share in balance sheet total	*71,93%*	*72,37%*		*70,49%*	
Non-current liabilities and provisions	378 660	376 999	100,44%	430 025	88,06%
- of which: interest bearing borrowings	255 869	255 575	100,12%	300 296	85,21%
% share in balance sheet total	*17,73%*	*17,55%*		*20,01%*	
Current liabilities and provisions	220 862	216 722	101,91%	204 213	108,15%
- of which: interest bearing borrowings	3 455	1 500	230,33%	5 296	65,24%
% share in balance sheet total	*0,16%*	*0,07%*		*0,25%*	
TOTAL EQUITY AND LIABILITIES	**2 136 029**	**2 148 690**	99,41%	**2 149 156**	**99,39%**
Debt/total capital employed ratio	16,88%	16,53%		20,17%	
Gearing ratio	81,93%	310,60%		73,79%	
Debt ratio (total liabilities/total assets ratio)	28,07%	27,63%		29,51%	

4.1 Non-current assets

A decline in non-current assets in the current quarter and compared to the end of the 1st quarter of past year results predominantly from the scheduled depreciation of property, plant and equipment and amortization of intangible assets. Property, plant and equipment – chiefly hotel buildings, plots of land and titles to perpetual usufruct of land, account for over 70% of the balance sheet total. As regards other components, major items comprise of investments in financial assets – related parties.

4.2 Current assets

During the current quarter, financial assets held for trading declined as a result of reduced purchases of securities for further sale. A further decline was reported in inventories, which is in line with the company's policy and the balance of cash and cash equivalents held by the Company went down. On the other hand, a growth was reported in receivables.

Short-term investments in financial assets represent the item that grew most in value in the current quarter as compared to the comparable period of past year thanks to the purchase of short term securities. In the same time receivables grew significantly, mainly due to short term loan granted to the subsidiary Orbis Transport.

4.3 Non-current liabilities and provisions

This balance sheet item did not undergo any significant changes in the 1st quarter of 2005. A drop in non-current liabilities in the 1st quarter of 2005 as compared to the 1st quarter of past year was attributable to the repayment of a long-term loan at the end of 2004.

4.4 Current liabilities and provisions

In the period under discussion, only insignificant changes were reported in current liabilities and provisions for liabilities. A considerable growth in the balance of current provisions for liabilities as at the end of the 1st quarter of

2005 as compared to the corresponding period of past year resulted, first and foremost, from the provision, set up in the 4th quarter of 2004, to reflect the risk pertaining to the "Europejski" Hotel.

4.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	PLN	Currency		Repayable in 1-3 years	repayable in more than 3 years
BWE-24/ORB	2 057		767	1 290	
Banks' syndicate	200 464	49 089	1 939	198 525	
Loan from (within the framework of purchase of the Company HEKON)	56 803	13 910	749	56 054	
TOTAL:	259 324	62 999	3 455	255 869	0

4.6 Characteristics of changes in estimates of amounts

Titles for major changes	As at March 31, 2005	As at Dec. 31, 2004	% change in 3 months ended Dec. 31, 2005
DEFERRED TAX PROVISION AND ASSETS			
1. Provision for deferred tax	64 961	65 369	99,38%
2. Deferred tax assets	77 368	75 411	102,60%
PROVISIONS FOR LIABILITIES			
1. Provision for jubilee awards and retirement benefits	**37 184**	**37 172**	**100,03%**
- setting up	1 173	7 702	15,22%
- use	-1 173	-5 838	20,09%
- liquidation	0	-542	0,00%
2. Provision for liabilities arising from litigation	**34 597**	**34 077**	**101,53%**
- setting up	521	29 822	1,75%
- use	0	0	
- liquidation	**0**	-267	0,00%
3. Provision for restructuring costs	**2 970**	**2 970**	**100,00%**
- setting up	0	2 970	0,00%
- use	0	0	
- liquidation	0	0	
CHARGES TO REVALUE ASSETS			
1. for impairment of non-current financial assets	5 496	5 496	100,00%
- setting up		2 011	0,00%
- use			
- liquidation			
2. for impairment of property, plant and equipment	9 576	9 536	100,42%
- setting up	21	4 636	0,45%
- use		-11 942	0,00%
- liquidation			

4.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

Zobowiązania warunkowe:

Title	Beneficjent	Dłużnik/charakter powiązań	Okres ważności	kwata na dzień bilansowy	Change of the amount during the three months ended March 31, 2005	warunki finansowe i inne uwagi
Suretyship for liabilities of Orbis Casino Sp. z o.o. towards the bank under a credit agreement	BPH PBK S.A. with a seat in Cracow	Orbis Casino Sp. z o.o. - subsidiary	30.12.2006	1 500 000		
Suretyship for liabilities of Orbis Casino Sp. z o.o. under a a bank guarantee	BPH PBK S.A. with a seat in Cracow	Orbis Casino Sp. z o.o. - subsidiary	13.04.2007	1 959 589		
Registered pledge on Orbis S.A. shares	BZ WBK S.A.	Globis Poznań Sp. z o.o. - subsidiary			(2 000 000)	On 03.03.05 Orbis S.A. sold all shares in Globis Poznań Sp. z o.o.
			RAZEM:	3 459 589	(2 000 000)	
		W tym poręczenia kredytu/pożyczki lub udzielenia gwarancji wewnątrz grupy		3 459 589	0	

5. CASH FLOWS IN THE ORBIS GROUP

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Cash flows from operating activities	-5 397	-3 505	153,98%
Cash flows from investing activities	3 527	-9 137	-38,60%
Cash flows from financing activities	-1 906	-1 440	132,36%
Total net cash flows	**-3 776**	**-14 082**	**26,81%**
Cash and cash equivalents at the end of period	9 377	16 205	

5.1 Operating activities

Negative cash flows result from a net loss of the current period. Most substantial adjustments relate to depreciation and change in the balance of receivables and interest

5.2 Investing activities

Most important items, both as regards revenue and expenditure, relate to investments in securities. Moreover, the Company incurred expenditure for the purchase of property, plant and equipment and generated revenue from the sale of related companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. and repayment of the loans granted to that entities.

5.3 Financing activities

The only item of the current period related to the repayment of credits.

6. STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY OF THE COMPANY AND PAID DIVIDENDS

In PLN thousand	3 months ended March 31, 2005	12 months ended Dec 31, 2004	% change in 3 months ended March 31, 2005	3 months ended March 31, 2004	% change in 12 months ended March 31, 2005
Share capital	92 154	92 154	100,00%	92 154	100,00%
Reserve capitals	133 411	133 411	100,00%	133 385	100,02%
Other reserve capitals	0	0		0	
Retained earnings	1 310 942	1 329 404	98,61%	1 289 379	101,67%
Shareholders' equity	**1 536 507**	**1 554 969**	98,81%	**1 514 918**	101,43%

Amounts derived from the sale of Orbis S.A. shares over their nominal value as well as revaluation of non-current assets and investment property in accordance with IAS 16 and IAS 40 are posted to the reserve capital.

The reserve capitals grew as compared to the end of 1st quarter of past year as a result of measurement of long-term investments in the works of art.

Change in the value of retained earnings in the 1st quarter 2005 as compared to the end of 2004 is predominantly attributable to the posting of a loss of the current period amounting to PLN 18 462 thousand to that item.

Change in the amount of retained earnings as at the end of the 1st quarter 2005 as compared to the balance as at the end of 2004 results predominantly from the posting of net result for 2004 to retained earnings and payment of dividend from net profit for 2003, additionally from the revaluation of non-current assets connected to the impairment test at the end of 2004.

The Management Board of Orbis S.A. took decision to submit a proposal concerning the payment of dividend from the net profit generated in 2004, in the amount of PLN 0.34 per share, accounting for PLN 15 666 thousand, to the Annual General Meeting of Shareholders for consideration. The balance amounting to PLN 33 159 thousand is to be allocated to reserve capital.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

In the first quarter of 2005 the following non-recurring and one-off events took place:
1. disposal of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. – the result of that transaction has been posted to "Profit (loss) from the sale of all or part of interests in subsidiaries, affiliates and associated companies" item of the income statement.
2. acquisition of interests in the company Orbis Kontrakty Sp. z o.o. – which does not affect the financial result of the 1st quarter 2005.

„Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of disposal of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o, are as follows:

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Net profit (loss) on all operations	-18 462	-8 101	227,90%
1. disposal of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o	13		
"Pro forma" net profit (loss) from continuing operations	-18 475	-8 114	227,69%

The impact of the above events on balance sheet items is presented in the table below:

In PLN thousand	As at March 31, 2005	As at Dec. 31, 2004	% change in 3 months ended March 31, 2005	As at March 31, 2004	% change in 12 months ended March 31, 2005
TOTAL ASSETS	2 136 029	2 148 690	99,41%	2 149 156	99,39%
Fixed assets	1 933				
Current assets	-1 920				
TOTAL ASSETS pro forma	2 136 042	2 148 690	99,41%	2 149 156	99,39%
TOTAL EQUITY AND LIABILITIES	2 136 029	2 148 690	99,41%	2 149 156	99,39%
Shareholders' equity					
Non-current liabilities and provisions	13				
Current liabilities and provisions					
TOTAL EQUITY AND LIABILITIES pro forma	2 136 042	2 148 690	99,41%	2 149 156	99,39%

These events would have caused the following effects in the Company's cash flows:

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Total net cash flows	-3 776	-14 082	26,81%
Cash flows from operating activities			
Cash flows from investing activities	-1 933		
Cash flows from financing activities			
Total net cash flows - pro forma	-5 709	-14 082	40,54%

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. TRANSACTIONS WITH RELATED PARTIES

In the period covered by these financial statements, Orbis S.A. did not execute any transactions with group companies the value of which would exceed EUR 500 thousand.
Orbis S.A. did not enter into any transactions, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

10. CHANGES IN ACCOUNTING POLICIES

Full disclosure of Orbis S.A.'s accounting policy, applicable as from January 1, 2005 has been presented in point 12 of notes to the condensed consolidated financial statements of the Orbis Group.

10.1 Reconciliation of balance sheet data and the profit and loss account of the Capital Group

The year 2005 is the first year in which financial statements have been prepared in accordance with the IFRS. Figures presented below are required to be disclosed in the year of the first time adoption of the IFRS. The last financial statements prepared in accordance with the Polish Accounting Act covered the year ended December 31, 2004 and, hence, January 1, 2005 is deemed to be the date of transition to the principles complying with the IFRS.

On February 10, 2005 the Extraordinary General Meeting of Shareholders of Orbis S.A. was held and adopted a resolution concerning the preparation of financial statements of Orbis S.A. in accordance with the International Accounting Standards as from January 1, 2005.

10.1.1 Reconciliation of balance sheet as at January 1, 2004 (date of transition to principles complying with the IFRS)

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 681 494**	**396 764**	**2 078 258**
Property, plant and equipment	1	1 191 202	345 347	1 536 549
Intangible assets, of which:	2	5 006	-3 174	1 832
- goodwill		0		0
Interests in subsidiaries, affiliates and associated companies		470 698		470 698
Available-for-sale financial assets		1 306		1 306
Other financial assets		727		727
Investment property		0		0
Other long-term investments	3	567	34	601
Deferred tax assets	5	11 988	54 557	66 545
Current assets		**96 035**	**-17 266**	**78 769**
Inventories		10 112		10 112
Trade receivables		17 932		17 932
Income tax receivables		5 157		5 157
Other short-term receivables		15 281		15 281
Other short- term investments	4	*17 266*	-17 266	0
Financial assets held for trading		0		0
Cash and cash equivalents		30 287		30 287
Total assets		**1 777 529**	**379 498**	**2 157 027**

Equity and liabilities		Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 194 607**	**328 412**	**1 523 019**
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	6	969 068	328 412	1 297 480
Non-current liabilities		**380 462**	**51086**	**431 548**
Interest bearing borrowings		302 648		302 648
Deferred tax	7	14 017	51 086	65 103
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and alike		31 262		31 262
Provisions for liabilities		20 280		20 280
Current liabilities		**202 460**	**0**	**202 460**
Current portion of interest bearing borrowings		4 580		4 580

Trade payables	24 729		24 729
Income tax liabilities	0		0
Other current liabilities	162 771		162 771
Provision for retirement benefit and alike	5 858		5 858
Provisions for liabilities	4 522		4 522
Total equity and liabilities	**1 777 529**	379498	**2 157 027**

Additional information pertaining to reconciliation of balance sheet as at January 1, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	284 835
Derecognition of borrowing costs	-11 391
Impairment of assets	-304 430
Revaluation of non-current assets to the fair value	365 619
Amortization of titles to perpetual usufruct of land	-879
Reclassification of assets from short-term investments	18 554
Reversal of depreciation of assets reclassified from short-term investments	-6 962
TOTAL	**345 347**

In accordance with IAS 29 components of fixed assets comprising of the 1st group of non-current assets and real property presented in accordance with previous standards as short-term investments have been translated with the use of inflation rates.

In accordance with the previously applicable accounting standards, all borrowing costs incurred throughout the period of investment implementation were capitalized. Presently, under the benchmark treatment of IAS 23, borrowing costs are recognized as an expense in which the costs were incurred.

Individual non-current assets were tested for impairment by way of testing cash generating units, i.e. each and every hotel, for impairment. Measurement was made as at December 31, 2003. Moreover, an impairment loss for leased property was recognized.

Land and titles to perpetual usufruct of land, acquired gratuitously on the basis of an administrative decision, previously accounted for at the value determined in accordance with prices specified in first decisions of local administration authorities, constituting the basis for the calculation of an initial fee for the use of this land, are presently measured at the fair value basis of IFRS 1. The fair value of land and titles to perpetual usufruct of land was determined on the basis of a valuation performed by an independent expert.

In accordance with preciously applied standards, titles to perpetual usufruct of land were not amortized. Presently, amortization has been calculated for these titles, based on their useful life.

Moreover, assets were reclassified from short term investments to non-current assets (description point 4.).

2. In accordance with previously applicable accounting standards, the value of initial fees for the affiliation with a hotel network, contributed under license agreements, were reported as intangible assets and amortized with the use of amortization period convergent with the end of the term of these agreements. Adopting the criteria of identifiablity of assets laid down in IAS 38, it was recognized that these fees do not meet the requirements that are necessary for these fees to be recognized as an intangible asset and they were directly classified as expenses.

3. Reclassification of works of art from short-term investments to long-term investments, where other similar assets are presented.

4. Previously, the company reported real property and the right to perpetual usufruct of land earmarked for sale and the works of art connected with the said real property as other short term investments. These investments have been reported at purchase price.

Real property and the right to perpetual usufruct of land did not satisfy the requirements of IAS 40 and IFRS 5, consequently they were reclassified from short term investments to fixed assets and depreciated (look at the chart in point 1). Only the works of art (point 3) were included in long term investments in the amount of PLN 34 thousand. Concurrently, the impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under non-current assets and depreciation on real property was calculated.

Return from short-term investments to non-current assets	-18 589
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-17 266**

5. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	2 164
Impairment loss for non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	603
TOTAL	**54 557**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	284 835
Derecognition of borrowing costs	-11 391
Impairment of assets	-303 107
Revaluation of non-current assets to the fair value	365 619
Amortization of titles to perpetual usufruct of land	-879
Amortization of titles to perpetual usufruct of land	-6 962
Initial fee for affiliation with a hotel brand	-3 174
Tax effects of above changes	3 471
TOTAL	**328 412**

7. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	54 116
Revaluation of current assets to the fair value and change of presentation of investments	-1 701
Reversal of a temporary difference on depreciation of short-term investments	-1 329
TOTAL	**51 086**

Reconciliation of financial result for 2003

A change in the applied accounting policies did not affect the Company's financial result. In accordance with IFRS, items previously reported as extraordinary items were reclassified to other operating income and expense.

10.1.2. Reconciliation of balance sheet as at March 31, 2004

Assets		Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 675 165**	**390 628**	**2 065 793**
Property, plant and equipment	1	1 181 711	339 416	1 521 127
Intangible assets, of which:	2	4 909	-3 117	1 792
- goodwill		0		0
Interests in subsidiaries, affiliates and associated companies		472 108		472 108
Available-for-sale financial assets		1 306		1 306
Other financial assets		727		727
Investment property		0		0
Other long-term investments	3	567	34	601
Deferred tax assets	5	13 837	54 295	68 132
Current assets		**100 629**	**-17 266**	**83 363**
Inventories		9 220		9 220
Trade receivables		20 068		20 068
Income tax receivables		6 780		6 780
Other short-term receivables		20 950		20 950
Other short-term investment		*17 266*	-17 266	0
Financial assets held for trading	4	10 140		10 140
Cash and cash equivalents		16 205		16 205
Total assets		**1 775 794**	**373 362**	**2 148 244**

Equity and liabilities		Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 192 309**	**322609**	**1 514 918**
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals				0
Retained earnings	6	966 770	32 2609	1 289 379
Non-current liabilities		**379 272**	**50 753**	**430 025**
Interest bearing borrowings		300 296		300 296
Deferred tax	7	14 905	50 753	65 658
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and alike		31 262		31 262
Provisions for liabilities		20 554		20 554
Current liabilities		**204 213**	**0**	**204 213**
Current portion of interest bearing borrowings		5 296		5 296
Trade payables		14 885		14 885
Income tax liabilities		0		0
Other current liabilities		173 196		173 196
Provision for retirement benefit and alike		5 858		5 858
Provisions for liabilities		4 978		4 978
Total equity and liabilities		**1 775 794**	**373 362**	**2 149 156**

Additional information pertaining to reconciliation of balance sheet as at March 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	252 559
Derecognition of borrowing costs	-10 066
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-1 234
Reclassification of assets from short-term investments	18 555
Reversal of depreciation of assets reclassified from short-term investments	-7 009
TOTAL	**339 416**

The adjustments concern items described in detail in the description of amendments as at January 1, 2004, taking into account events which occurred in the 1st quarter 2004.

2. Initial fee for affiliation with a hotel network, contributed under license agreements, earlier was presented as intangible fixed assets. It was recognized that these fees do not meet the requirements that are necessary IAS 38 for these fees to be recognized as an intangible asset and they were directly classified as expenses.

3. Reclassification of works of art from short-term investments to long-term investments, where other similar assets are presented.

4. It was decided that real property and the right to perpetual usufruct of land earmarked for sale so far reported as other short term investments do not satisfy the criteria of IAS 40 and IFRS 5. They were transferred to fixed assets and depreciated. Only the works of art connected with real estate were recognized as long term investments (point 3).

Return from short-term investments to non-current assets	-18 589
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-17 266**

5. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 913
Impairment loss on non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	592
TOTAL	**54 295**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	252 559
Derecognition of borrowing costs	-10 066
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-1 234
Reversal of depreciation of assets reclassified from short-term investments	-7 009
Reversal of an impairment loss on inverstments	1 323
Initial fee for affiliation with a hotel brand	-3 117
Tax effects of above changes	3 701
TOTAL	**322 609**

7. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluations for hyperinflation	53 784
Revaluation of current assets to the fair value and change of presentation of	-1 702

investment

Reversal of a temporary difference on depreciation of short-term investments	-1 329
TOTAL	**50 753**

Reconciliation of financial result for the 1st quarter of 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		115 618		115 618
Net revenue from the sale of other products, merchandise and raw materials		1 093		1 093
Cost of sales	1	92 628	2 091	94 719
Gross profit (loss) on sales		**24 083**	**-2 091**	**21 992**
Other operating income	2	6 318	-4 915	1 403
Distribution costs		8 267		8 267
Administrative expenses		20 107		20 107
Other operating expenses	3	4 347	192	4 539
Profit (loss) from operating activities		**-2 320**	**-7 198**	**-10 430**
Finance cost		3 705		3 705
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	4	3 090	1 325	4 415
Profit (loss) before tax		**-2 935**	**-5 873**	**-8 808**
Income tax	5	-637	-70	-707
Net profit (loss) from continuing operations		**-2 298**	**-5 803**	**-8 101**
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**-2 298**	**-5 803**	**-8 101**

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	1 747
Initial fee for affiliation with a hotel brand	-57
Amortization of titles to perpetual usufruct of land	355
Reversal of depreciation of assets reclassified from short-term investments	46
TOTAL	**2 091**

2. Adjustment related to the sale of titles to perpetual usufruct of land revalued to the fair value.
3. Adjustment ensuing from the revaluation of land to the fair value.
4. Adjustment related to changed approach to recognition of borrowing costs.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 70 thousand.

10.1.3 Reconciliation of balance sheet as at December 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 668 930**	**356 533**	**2 025 463**
Property, plant and equipment	1	1 140 966	330 303	1 471 269
Intangible assets, of which:	2	5 579	-3 120	2 459
- goodwill		0		0
Interests in subsidiaries, affiliates and associated companies		475 173		475 173
Available-for-sale financial assets		31		31
Other financial assets		485		485
Investment property	3	23 380	-23 380	0
Other long-term investments		635		635
Deferred tax assets	4	22 681	52 730	75 411
Current assets		**126 385**	**-3 158**	**123 227**
Inventories		8 509		8 509
Trade receivables		14 109		14 109
Income tax receivables		4 680		4 680
Other short-term receivables		32 384		32 384
Other short-term investment	3	*3 158*	-3 158	0
Financial assets held for trading		50 392		50 392
Cash and cash equivalents		13 153		13 153
Total assets		**1 795 315**	**353 375**	**2 148 690**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 243 787**	**311 182**	**1 554 969**
Share capital		92 154		92 154
Reserve capitals		133 411		133 411
Other reserve capitals				0
Retained earnings	5	1 018 222	311 182	1 329 404
Non-current liabilities		**334 806**	**42 193**	**376 999**
Interest bearing borrowings		255 575		255 575
Deferred tax	6	23 176	42 193	65 369
Other non-current liabilities		23 410		23 410
Provision for retirement benefit and alike		32 645		32 645
Provisions for liabilities		0		0
Current liabilities		**216 722**	**0**	**216 722**
Current portion of interest bearing borrowings		1 500		1 500
Trade payables		22 494		22 494
Income tax liabilities		0		0
Other current liabilities		151 154		151 154
Provision for retirement benefit and alike		4 527		4 527
Provisions for liabilities		37 047		37 047
Total equity and liabilities		**1 795 315**	**353 375**	**2 148 690**

Additional information pertaining to reconciliation of balance sheet as at December 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	247 322
Derecognition of borrowing costs	-9 027
Impairment of assets	-266 699
Revaluation of non-current assets to the fair value	342 745
Amortization of titles to perpetual usufruct of land	-4 754
Reclassification of assets from investments	27 861
Reversal of depreciation of assets reclassified from investments	-7 145
TOTAL	**330 303**

The adjustments concern items described in detail in the description of amendments as at January 1, 2004, taking into account events which occurred in 2004

2. Initial fee for affiliation with a hotel network, contributed under license agreements, earlier was presented as intangible fixed assets. It was recognized that these fees do not meet the requirements that are necessary IAS 38 for these fees to be recognized as an intangible asset and they were directly classified as expenses.

3. Reclassification of works of art from short-term investments to long-term investments, where other similar assets are presented.

4. Reclassification of assets from-long term and short-term investments, which do not satisfy the requirements of IAS 40 and IFRS 5, to non-current assets.

Return from long-term investments to non-current assets	23 380
Return from short-term investments to non-current assets	-4 481
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-26 538**

4. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 715
Impairment loss for non-current assets	50 673
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

5. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	247 322
Derecognition of borrowing costs	-9 027
Impairment of assets	-266 699
Revaluation of non-current assets to the fair value	342 745
Amortization of titles to perpetual usufruct of land	-4 754
Reversal of depreciation of assets reclassified from investments	- 7 145
Reversal of an impairment loss on short short-term investments	1 323
Initial fee for affiliation with a hotel brand	-3 120
Tax effects of above changes	10 537
TOTAL	**311 182**

6. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	46 992

Revaluation of current assets to the fair value and change of presentation of investments	-3 470
Reversal of a temporary difference on depreciation of short-term investments	-1 329
TOTAL	**42 193**

Reconciliation of financial result for 2004

		31.12.2003	Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		570 228	573 835		573 835
Net revenue from the sale of other products, merchandise and raw materials		4 889	4 257		4 257
Cost of sales	1	398 590	399 671	10 988	410 659
Gross profit (loss) on sales		**176 527**	**178 421**	**-10 988**	**167 433**
Other operating income	2	10 151	47 322	-6 338	40 984
Distribution costs		38 728	39 549		39 549
Administrative expenses		81 058	87 982		87 982
Other operating expenses	3	19 245	54 682	28	54 710
Profit (loss) from operating activities		**47 647**	**43 530**	**-17 354**	**26 176**
Finance cost		12 539	44 528		44 528
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0	2		2
Other financial income	4	28 939	55 597	2 364	57 961
Profit (loss) before tax		**64 047**	**54 601**	**-14 990**	**39 611**
Income tax	5	19 581	5 776	-5 298	478
Net profit (loss) from continuing operations		**44 466**	**48 825**	**-9 692**	**39 133**
Discontinued operations					0
Loss from discontinued operations					0
Net profit (loss) for the financial year		**44 466**	**48 825**	**-9 692**	**39 133**

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	6 984
Initial fee for affiliation with a hotel brand	-54
Amortization of titles to perpetual usufruct of land	3 875
Reversal of depreciation of assets reclassified from short-term investments	183
TOTAL	**10 988**

2. Adjustments of other operating income are presented below:

Sale of title to perpetual usufruct of land revalued to the fair value	-13 540
Impairment of assets	7 202
TOTAL	**-6 338**

3. Adjustment ensuing from the revaluation of land to the fair value.
4. Adjustment related to changed approach to recognition of borrowing costs.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 5 298 thousand.

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact on presented results in the 1st quarter of 2005 and not included in the current financial statements have occurred

12. SHAREHOLDERS ENTITLED TO EXERCISING, DIRECTLY OR INDIRECTLY THROUGH SUBSIDIARIES, AT LEAST 5% OF THE TOTAL NUMBER OF VOTING RIGHTS AT THE GENERAL MEETING OF ORBIS S.A. SHAREHOLDERS

As at May 13, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined as at May 13, 2005 on the basis of Article 147 of the Act on Public Trading in Securities, include:

Orbis S.A.	Number of shares held as at May 16, 2005 (no. of votes at the GM)	Percentage share in the share capital as at May 16, 2005 (% share in the no. of total votes at the GM)	Change in the ownership structure of significant blocks of shares in the period April 26, 2005-May 13, 2005 (since the submission of last interim financial statements)
Accor S.A.	16 394 151	35,58%	-
ING Nationale Nederlanden Polska	2 715 009	5,89%	-
Commercial Union OFE BPH CU	2 338 652	5,08%	-
Globe Trade Centre S.A.	2 303 853	5,00%	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

As at March 31, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board
   holds 4 000 shares of Orbis S.A.

2. Krzysztof Andrzej Gerula — Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
   holds 182 shares of PBP Orbis Sp. z o.o.
   holds 73 shares of Orbis Transport Sp. z o.o.

3. Andrzej Bobola Szułdrzyński — Vice-President of the Management Board
   holds 513 shares of Orbis S.A.
   holds 327 shares of PBP Orbis Sp. z o. o
   holds 200 shares of Orbis Transport Sp. z o. o

4. Ireneusz Andrzej Węglowski — Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.

5. Yannick Yvon Rouvrais — Member of the Management Board
   does not hold any shares in the Company or other companies in the ORBIS Group

6. Alain Billy — Member of the Management Board
   does not hold any shares in the Company or other companies in the ORBIS Group

On March 15, 2005, Mr. Jean-Philippe Savoye – President of the Management Board of the Company "Orbis" S.A. acquired 147 ordinary shares of Orbis S.A. at PLN 23.80 per share as well as 853 ordinary shares of Orbis S.A at PLN 23.90 per share. the aggregate transaction value amounted to PLN 23 885.30.

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Subject matter of litigation	Value of object at dispute	Date on which litigation was initiated	Parties to the initiated litigation	Position of the Company
Litigation concerning receivables with the value of at least 10% of equity				
Claims for non-contractual use of the building of the Europejski hotel	218 838	Orbis S.A. was served statement of claim on Dec. 23, 2003	plaintiff: Hotel Europejski S.A. in Warsaw defendant: Orbis S.A.	The Company applied for dismissal of entire action. The Court has suspended proceedings in connection with other pending litigation related to the determination of legal status of real property.
Litigation concerning liabilities with the value of at least 10% of equity				
Litigation concerning receivables with the value of at least 10% of equity				
TOTAL, of which:				
Litigation concerning liabilities with the value of at least 10% of equity				
TOTAL, of which:				

ORBIS S.A.
CAPITAL GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at March 31, and for 3 months ended on March 31, 2005

SELECTED FINANCIAL FIGURES

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2005	3 months ended on March 31, 2004	3 months ended on March 31, 2005	3 months ended on March 31, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	184 795	173 517	46 023	36 196
Operating profit (loss)	-16 854	-15 077	-4 197	-3 145
Net profit (loss) on continuing operations	-19 675	-12 665	-4 900	-2 642
BALANCE SHEET				
Fixed assets	1 966 296	2 002 305	481 499	421 938
Current assets	195 723	155 783	47 928	32 828
Shareholders' equity	1 565 884	1 527 621	383 447	321 909
Long-term liabilities	424 531	439 820	103 957	92 681
Short-term liabilities	170 848	181 476	41 837	38 242
CASH FLOW STATEMENT				
Net cash flow from operating activity	4 018	400	1 001	83
Net cash flow, total	-2 249	-11 646	-560	-2 429
EARNINGS PER SHARE				
Earnings per share for the financial year	-0,43	-0,27	-0,11	-0,06
Diluted earnings per share for the financial year	0	0	0	0

Kurs EUR użyty do przeliczeń:		
- pozycji bilansowych	4,0837	4,7455
- pozycji wynikowych	4,0153	4,7938

CONSOLIDATED BALANCE SHEET

as at March 31, 2005, December 31, 2004 and March 31, 2004

(figures have been presented in PLN '000)

Assets	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at March 31, 2004
Fixed assets	**1 966 296**	**1 976 368**	**2 002 305**
Tangible fixed assets	1 744 884	1 753 283	1 796 729
Intangible assets, of which:	117 917	113 186	111 481
- goodwill	114 555	108 132	107 252
Investment in an associated company consolidated by the equity method	4 512	9 435	9 902
Financial assets held for trading	31	57	1 336
Other financial assets	16 726	20 610	12 080
Investment property	0	0	0
Other long-term investments	790	635	601
Deferred income tax assets	81 436	79 162	70 176
Current assets	**195 723**	**188 207**	**155 783**
Inventories	11 348	13 822	12 428
Trade receivables	41 422	40 076	51 222
Income tax receivables	9 526	8 198	7 806
Other short-term receivables	43 115	22 854	35 063
Tradable financial assets	49 973	60 669	10 432
Cash and cash equivalents	40 339	42 588	38 832
Fixed assets classified as held for sale			
Total assets	**2 162 019**	**2 164 575**	**2 158 088**

CONSOLIDATED BALANCE SHEET, continued

as at March 31, 2005, December 31, 2004 and March 31, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at March 31, 2005	balance as at Dec. 31, 2004	balance as at March 31, 2004
Shareholders' equity	**1 565 884**	**1 587 092**	**1 527 621**
Share capital	92 154	92 154	92 154
Reserve capitals	133 411	133 411	133 385
Other capitals	-646	-648	0
Retained profits	1 340 965	1 362 175	1 302 082
Minority holdings	**756**	**975**	**9 171**
Long-term liabilities	**424 531**	**413 010**	**439 820**
Credits and loans	285 438	277 298	319 197
Provision for deferred income tax	65 615	65 988	65 971
Other long-term liabilities	35 329	32 381	204
Provision for pension and similar benefits	38 049	37 303	33 894
Provisions for liabilities	100	40	20 554
Short-term liabilities	**170 848**	**163 498**	**181 476**
Credits and loans - current	4 052	3 355	0
Trade liabilities	47 280	58 218	66 045
Income tax liabilities	0	0	0
Other short-term liabilities	75 869	59 651	103 143
Provision for pension and similar benefits	4 870	5 227	6 468
Provisions for liabilities	38 777	37 047	5 820
Liabilities directly related to fixed assets classified as held for sale			
Total liabilities	**2 162 019**	**2 164 575**	**2 158 088**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on March 31, 2005	3 months ended on March 31, 2004
Net sales of services	184 795	173 517
Net sales of other products, merchandise and raw materials	3 196	1 235
Cost of products, merchandise and raw materials sold	165 561	144 658
Gross profit (loss) on sales	**22 430**	**30 094**
Other operating income	6 595	2 711
Distribution expenses	10 071	10 100
General overheads & administrative expenses	31 729	28 688
Other operating expenses	4 079	9 094
Operating profit (loss)	**-16 854**	**-15 077**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	13	0
Other financial income	3 948	7 727
Financial expenses	6 415	5 424
Share in net profits (losses) of subsidiaries, affiliates and associated companies	245	493
Profit (loss) before tax	**-19 063**	**-12 281**
Corporate income tax	612	384
Net profit (loss) on continuing operations	**-19 675**	**-12 665**
Discontinued operations	**0**	**0**
Loss on discontinued operations	0	0
Net profit (loss) for the financial year	**-19 675**	**-12 665**
Ascribed to:		
shareholders of the controlling company	-19 516	-11 589
minority shareholders	-159	-1 076
	-19 675	-12 665
Earnings (loss) per common share (in PLN)		
Earnings per share for the financial year	**-0,43**	**-0,27**
Earnings per share from continuing operations	**-0,43**	**-0,27**
Diluted earnings per share for the financial year	0	0
Diluted earnings per share from continuing operations	0	0

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Retained profits	Other capitals	Total	Minority interests	Total
Twelve months ended on December 31, 2004							
Balance as at January 1, 2004	92 154	133 385	988 315	0	1 213 854	10 227	1 224 081
- changis of accounting police	0	0	325 174	0	325 174	-10	325 164
-modification of statement according to IAS			325 174		325 174	-10	325 164
- corrections of mistakes					0		0
Balance as at January 1, 2004 post transformation	92 154	133 385	1 313 489	0	1 539 028	10 217	1 549 245
- profit (loss) for the financial year			53 071		53 071	2 339	55 410
- translation differences on consolidation				-648	-648		-648
- effect of revaluation according to IAS 40		26			26		26
- revaluation of tangible assets			8 461		8 461		8 461
- wave of the right to perpetual usefruct of land			-4		-4		-4
- consolidation adjustments			2 824		2 824	-11 581	-8 757
Total changes during the period	0	26	64 352	-648	63 730	-9 242	54 488
dividends			-15 666		-15 666		-15 666
Balance as at December 31, 2004	92 154	133 411	1 362 175	-648	1 587 092	975	1 588 067
of which: three months ended on March 31, 2004							
Balance as at January 1, 2004	92 154	133 385	988 315	0	1 213 854	10 227	1 224 081
- changis of accounting police	0	0	325 174	0	325 174	-10	325 164
-modification of statement according to IAS			325 174		325 174	-10	325 164
- corrections of mistakes					0		0
Balance as at January 1, 2004 post transformation	92 154	133 385	1 313 489	0	1 539 028	10 217	1 549 245
- profit (loss) for the financial year			-11 589		-11 589	-1 076	-12 665
- consolidation adjustments			182		182	30	212
Total changes during the period	0	0	-11 407	0	-11 407	-1 046	-12 453
dividends					0		0
Balance as at March 31, 2004	92 154	133 385	1 302 082	0	1 527 621	9 171	1 536 792
Three months ended on March 31, 2005							
Balance as at January 1, 2005	92 154	133 411	1 362 175	-648	1 587 092	975	1 588 067
- changis of accounting police					0		0
- corrections of mistakes					0		0
Balance as at January 1, 2005 post transformation	92 154	133 411	1 362 175	-648	1 587 092	975	1 588 067
- profit (loss) for the financial year			-19 516		-19 516	-159	-19 675
- consolidation adjustments			-1 694	2	-1 692	-60	-1 752
- effect of revaluation according to IAS 40					0		0
Total changes during the period	0	0	-21 210	2	-21 208	-219	-21 427
dividends					0		0
Balance as at March 31, 2005	92 154	133 411	1 340 965	-646	1 565 884	756	1 566 640

CONSOLIDATED CASH FLOW STATEMENT

for 3 months ended on March 31, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on March 31, 2005	3 months ended on March 31, 2004
OPERATING ACTIVITY		
Gross profit (loss)	**-19 063**	**-12 281**
Adjustments:	**26 197**	**15 800**
Share in net profit (loss) of companies consolidated by the equity method	-245	-493
Depreciation and amortization	29 923	23 592
(Gain) loss on foreign exchange differences	194	-4 408
Interest	2 092	634
(Profit) loss on investing activity	116	-1 216
Change in receivables and deferred and accrued expenses	-19 916	-18 593
Change in current liabilities, excluding loans and bank credits	9 817	8 476
Change in reserves	1 214	2 267
Change in inventories	2 474	1 663
Other adjustments	528	3 878
Cash from operating activity	**7 134**	**3 519**
Income tax (paid)/reimbursed	-3 116	-3 119
Net cash flow from operating activity	**4 018**	**400**
INVESTING ACTIVITY		
Income from the sale of tangible fixed assets and intangible assets	2 428	5 751
Income from sale of investments in real property	2 015	0
Income from sale of short-term securities	123 197	20 067
Income from interest	419	1 542
Repayment of long-term loans granted	2 776	7
Expenditure on tangible fixed assets and intangibles	-15 477	-11 184
Expenditure on purchase of group companies	-80	0
Expenditure on purchase of short-term securities	-120 808	-30 201
Granting of long-term loans	0	-1 500
Other investing expenses	-1 141	0
Net cash flow from investing activity	**-6 671**	**-15 518**
FINANCING ACTIVITY		
Receipts from credits and loans	9 520	13 005
Other financial income	2 020	2 416
Repayment of credits and loans	-8 779	-9 504
Repayment of interest	-459	-171
Financial lease payments	-192	-36
Other financial expenditure	-1 706	-2 238
Net cash flow from financing activity	**404**	**3 472**
Change in cash and cash equivalents	**-2 249**	**-11 646**
Cash and cash equivalents at the beginning of period	**42 588**	**50 478**
Cash and cash equivalents at the end of period	**40 339**	**38 832**

Capital Group Orbis

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT MARCH 31, 2005 AND FOR 3 MONTHS ENDED MARCH 31, 2005

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at 16, Bracka str. has been registered in the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register (KRS) under the number 0000022622.
Orbis S.A. is Poland's largest hotel company that employs approx. 5000 persons and operates a network of 54 hotels (10 009 rooms) in 28 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.
Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport, games of chance and developer sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and Orbis Casino, Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1 500 rooms in 8 towns in Poland. Moreover, the company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis sp. z o.o. pursuing its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips servicing and acts as an agent in the sales of transport tickets.
Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 160 towns in 11 European countries) and is a leading-edge company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis group that have occurred since the publication of last report have been presented in point 3.2 of this report.

The presented condensed consolidated financial statements have been **prepared as at March 31 and for 3 months ended March 31, 2005** on the assumption that all the companies of the Orbis Group will continue their business operations in the nearest future.

All financial figures have been quoted in PLN thousand, unless indicated otherwise.

The condensed consolidated financial statements of the Orbis Group have been prepared **in accordance with the International Financial Reporting Standards.**

Accounting policy of the Orbis Group, applicable as from January 1, 2005, as well as detailed reconciliation of shareholders' equity and financial result as at the date of adoption of the International Financial Reporting Standards, and for the period of 3 months of 2004, have been presented in detail in notes in point 12 of this report.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. The Orbis Group improved sales as compared to the 1st quarter 2004. Sales revenue amounted to PLN 188 million, i.e. grew by 7.6%. The loss on operating activities went up by PLN 1.8 million and amounted to PLN -16.8 million, while the net loss to PLN –19.7 million, i.e. by 7 million more than in the 1st quarter 2004. Comments to the consolidated income statement have been presented in point 4.1 of this report.
2. On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders adopted a resolution concerning amendments in the wording of the company's Statutes. The consolidated text of the Statutes is available on company's WWW site at www.orbis.pl
3. On March 3, 2005, the company Orbis S.A. sold interests in companies Globis Poznań and Globis Wrocław to the company GTC S.A. for the aggregate price of PLN 2 million
4. On March 8, 2005, the company Orbis S.A. announced a new strategy for the Orbis Hotel Group for the future years 2005-2009 and published a forecast of selected financial categories covering these years. The new strategy provides for the establishment of a network of Etap economy hotels, expansion of the Ibis hotel network and modernization of major existing hotels. Besides the investments program, company reorganization project will be implemented. According to forecasts, in 2009 revenue from hotel activities of the Group will amount to PLN 977.4 million, and EBITDA to PLN 357.4 million. Strategy details are available in the report no. 10/2005 on company WWW site at www.orbis.pl

President Jean Philippe Savoye comments:

"The past quarter was unique for the Orbis Group as we published a long-awaited strategy of the Orbis Hotel Group. I believe that the new strategy will yield added value to the Group but, first and foremost, it will be our hotels' Guests, Shareholders and Employees who will derive satisfaction from the Strategy.
In my assessment, results generated in the 1st quarter 2005 are moderate, predominantly because they were affected by low EUR/PLN exchange rate as well as by the fact that Easter in 2005 was in March what limited the number of business days. I would like to emphasize that despite strong competition, especially in Warsaw, we managed to increase the number of rooms sold in hotels, by 3% compared to the first quarter 2004. Moreover, we are satisfied with results generated by Orbis Transport and Orbis Travel. Our consolidated net profit for the first quarter 2005 is by PLN 7 m lower compared to the first quarter 2004 due to the impact of the opening of 1 new hotel on the 1st of April 2004 and due to the increase of the depreciation of the new fixed assets created in the last 9 months of 2004."

2.2 External and internal factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

According to preliminary estimates of the Ministry of Finance, the **GDP growth** in Poland amounted to 2.5% in the 1st quarter of 2005 against 6.9% reported in the 1st quarter of 2004, and 3.9% in the 4th quarter of 2004. A decline in the rate of economic growth in Poland should, however, be looked at through the prism of high base of the year 2004, serving as a benchmark for results generated by the entire Polish economy in the current year, particularly in the first half of 2004 marked by the accumulation of the EU effect, reflected in the more intense recovery of economy on the eve of Poland's accession to the European Union. Economic growth in Poland represents the most important demand factor for the tourist industry, including hotel industry, in this country and, hence, taking into account the result generated by the Polish economy in the 1st quarter of 2005, the growth in the number of rooms sold reported by the hotels of the Orbis Hotel Group (+3%) should be assessed as good.

EUR/PLN exchange rate, prevailing at a much lower level than in the 1st quarter of 2004, was a major factor curbing sales revenue in hotel activities, within the framework of which 13 hotels of the Group in Poland publish prices of services in EUR; also EUR is the trading currency in foreign incoming traffic. **Low exchange rate of USD towards PLN** adversely affected revenue from the rent-a-car segment. At the same time, the same factors exerted a positive impact of sales in the segment of foreign outgoing traffic of Orbis Travel.

In the 1st quarter of 2005, a decline in **real wages and salaries** prevailed (1.5% in real terms as compared to the 1st quarter of 2004) that, on the one hand, brought about a decrease in the **purchasing power of households in Poland** and, on the other hand, curbs the inflationary pressure and contributes to an improvement of **situation on the labor market** (+1.7% growth in employment in the 1st quarter of 2005). At the same time, estimates of the Ministry of Finance indicate a low level of **domestic demand** in Poland in that period – the rate of industrial output growth went down (growth by 0.7% as compared to the 1st quarter of 2004) and retail sales declined by 0.4% as compared to the 1st quarter of 2004. These figures mean that demand for tourist services, and particularly for hotel services, on the part of Polish individual clients was limited over that period.

The growth in **the price of diesel fuel** brought about an increase in the costs of transport activities.

Economic growth in the European Union, reported at the level of 1.7% in the 1st quarter of 2005, is – according to estimates of Eurostat – lower than projected. The economic situation in Germany, with high unemployment rate (13.1% in March 2005 versus 12.1% in March 2004 according to estimates of the German Federal Employment Institute), is of particular significance for the sales of hotel services in Poland.

TOURIST TRAFFIC

Incoming traffic – According to figures from the Institute of Tourism, in the 1st quarter of 2005, the reported number of foreigners' arrivals totaled 12.9 million (by 12.3% more as compared to the 1st quarter 2004). Also, the number of foreigners cleared at airports grew by 38%.

Outgoing traffic – In the 1st quarter 2005, 8.2 millions of Poles' were reported to go have gone abroad (by 4% more than in the 1st quarter 2004). Upwards trend has prevailed in air traffic: the number of Poles traveling abroad by air went up by 66%.

Domestic tourism – no figures on domestic tourism in the 1st quarter 2005 have been published as at the date of publication of this report.

COMPETITION

Hotel market – the 1st quarter of 2005 was the first period, for a long time, marked by a slow down in the growth in the number of hotel rooms in Poland. It should, however, be stressed that, as compared to the 1st quarter 2004, the supply of hotel rooms, especially in Warsaw, is seen to be growing. In the 1st quarter of 2005, the share of Orbis Group hotels in the market (measured as a share in the number of available rooms) in major towns and cities was as follows: Warsaw 38.5%, Poznań 63.4%, Wrocław 35.6%, Tri-City 46%, Kraków 28.1%, Szczecin 49%, Katowice 43.1%.

Travel agents' market – this market is fragmented, with actually 10 travel agents enjoying a significant position and holding altogether approx. 20% market share. In the 1st quarter 2005, principles governing cooperation between airlines and agents changed and the level of commission was reduced, instead agents more and more frequently apply transaction fees.

Transport market – The degree of demand saturation on the international passenger transport market is different depending on the country of destination. Most severe competition prevails on the market of connections with Germany, least fierce – with Great Britain and Spain

2.2.2 Internal factors

STRATEGY

In March 2005, the company's Management Board presented a new strategy of the Orbis Hotel Group for the years 2005-2009. This document is published in the company's current report no. 10/2005 and is available on WWW site at *www.orbis.pl* .

SALES OF SERVICES VIA THE INTERNET

Electronic distribution systems are one of the fastest growing hotel sales channels in Europe and around the world. In June 2004 Orbis S.A. opened a reservation website www.orbisonline.pl, the first in Poland online hotel rooms reservation system with special reservation tools, i.a. for companies benefiting from corporate agreements with Orbis Hotel Group including all the hotels of the Group. Thanks to this system in the 1st quarter 2005 more than 15,000 rooms was booked, while in the period from June to December it was 31,500 rooms.

2.2.3 Prospects for the next quarter

MACROECONOMIC ENVIRONMENT

Inflation is expected to go down in forthcoming quarters which should be reflected in a growth in wages and salaries not only in nominal but also real terms, this contributing to an increase in consumption in subsequent quarters. In such circumstances, it will be possible to achieve higher dynamics of economic growth in annual terms, particularly taking into account a lower benchmark base (second half of 2004). Acceleration of GDP growth dynamics, expected by the Ministry of Finance, augurs well for the sale of tourist services in Poland.

The Ministry of Finance expects the PLN/EUR exchange rate to stabilize at the level above 4.10 in the 1st half of 2005. Consequently, as forecasted, the average exchange rate of the Polish Zloty in the 2nd quarter will amount to 4.13. This means that, as compared to the 2nd quarter of 2004, the exchange rate will exert a negative impact on revenue generated by 11 hotels of the Orbis Group and in the segment of foreign incoming traffic. At the same time, the exchange rate will be an advantageous factor for the sale of part of foreign travels offered by Orbis Travel.

The estimated growth in GDP generated in EU states resulted in a decrease in forecasted growth in GDP in subsequent quarters and, which follows, such expectations will negatively impact demand for tourist services in Poland both on the part of business clients and persons traveling for pleasure.

TOURIST TRAFFIC

Incoming traffic – According to estimates of the Institute of Tourism, the number of tourists' arrivals is expected to go up in 2005 to reach 15 million, i.e. by 4.8% more as compared to 2004.

Outgoing traffic – The number of tourist travels abroad made by Poles in 2005 is assessed at 6.6 million according to the Institute of Tourism, which translated into a forecasted growth by 4.8% as compared to 2004.

Domestic tourism – The Institute of Tourism anticipates a drop in domestic travels made by Poles in 2005 as compared to the year 2004. A decline in short-term travels (from 2-4 days) is estimated at 4%, down to 24 million, and the number of long-term travels (5 days and more) should remain at the level reported in 2004, i.e. 15 million.

COMPETITIVE ENVIRONMENT

Hotel market – In 2005 there are plans to open new hotels in main Polish cities, however the scale of the planned openings will be much smaller than in the previous years. Many investments in progress or planned investments have been canceled, that is why the increment of the supply on the hotel market should slow down. However, it should be underlined, that the hotels opened in 2004 will develop their activities and intensify their selling activities in order to achieve the planned operating ratios.

Travel agents' market – In 2004, when Poland joined the European Union, new regulations came into force, that on the one hand simplified formalities related to the entry on the tourist services market and, on the other hand, sharpened guarantee-related requirements which should contribute to the 'sorting-out" of the travel agents' market as well as to the consolidation of the industry in 2005.

Transport market – in 2004, restrictions on licensing of international transport were lifted and EU markets opened for Polish passenger carriers, which should bring about a growth in sales revenue in that services segment in 2005.

2.2.4 Opportunities for the realization of previous forecasts

ORBIS S.A. will continue to implement the strategy adopted in the 1st quarter 2005. In accordance with the declaration contained in current report no. 10/2005 the company will take position on forecasts presented in that report after 6 months s from the date of its publication.

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Orbis Group

Subsidiary companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
ORBIS Transport, Sp. z o.o.	directly 98,3%	directly 98,3%	transport
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
Orbis Polish Travel Bureau	indirectly 88%	indirectly 88%	travel agent
Inter Bus Sp. z o.o.	indirectly 70%	indirectly 70%	coach transport
Capital Parking Sp. z o.o.	indirectly 68%	indirectly 68%	rental of parking lots
PKS Tarnobrzeg Sp. z o.o.	indirectly 100%	indirectly 100%	transport
PKS Gdańsk Sp. z o.o.	indirectly 100%	indirectly 100%	transport
AutoOrbisBus Sarl	indirectly 100%	indirectly 100%	promotion and communications

Associated companies, name and corporate seat	% share in shareholders' equity	% share in the no. of votes at the GM	Business operations
Orbis Casino Sp. z o.o.	directly 33%	directly 33%	games of chance
PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage

3.2 Effect of changes in the group's structure, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

The following changes occurred in the structure of the Orbis Group in the period covered by these financial statements:

1. acquisition on January 24, 2005 of 80 equal, indivisible shares with a unit value of PLN 1 000 each in the company Orbis Kontrakty Sp. z o.o. having a share capital of PLN 100 000. The remaining 20 shares were taken up by Orbis S.A.'s subsidiary Hekon Hotele Ekonomiczne S.A. Orbis Kontrakty Sp. z o.o. is a subsidiary company of Orbis S.A.. It has not commenced operations as at the end of I quarter 2005.
2. disposal, as a result of implementation of an agreement dated March 3, 2005, of 2000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o., accounting for 25% each of the share capital of these companies and entitling to 25% votes at the General Meeting of Shareholders of each company, for an aggregate price of PLN 2 012 500, being identical to their nominal value and the value disclosed in account books of Orbis S.A. The companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. were not consolidated within the Orbis Group.

3.3 Consolidated and non-consolidated companies

Companies excluded from consolidation	Share in management	% share in net revenues %	% share in the balance sheet total
Orbis S.A.			
	Subsidiaries		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,03	0,19
	Affiliates		
PH Majewicz Sp. z o.o.	49%	6,57	0,18
Orbis Kontrakty Sp. z o.o.	80%	has not started to operate	
Orbis Transport Sp. zo.o.			
	Subsidiaries		
AutoOrbisBus Sarl	100%	0,41	0,44
Hekon Hotele Ekonomiczne S.A.			
	Affiliates		
Orbis Kontrakty Sp. z o.o.	20%	has not started to operate	
TOTAL		**7,01**	**0,81**

Information on consolidation principles.

Information concerning consolidation principles is provided in point 12.1 of the consolidated financial statements of the Orbis Group.

On February 10, 2005 the Extraordinary General Meeting of Shareholders of Orbis S.A. was held and adopted a resolution concerning the preparation of financial statements of Orbis S.A. in accordance with the International Accounting Standards as from January 1, 2005.

Orbis S.A. put a motion to the Supervisory Board to recommend to the Annual General Meeting of Orbis S.A. Shareholders adopting a resolution concerning the preparation of non-consolidated and consolidated financial statements by Orbis S.A. subsidiaries, subject to consolidation, in accordance with the International Accounting Standards. The motion will be processed on the Supervisory Board meeting on May 18, 2005.

4. INCOME STATEMENT

4.1 Income statement of the group

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Net revenue from the sale of products, merchandise and raw materials	187 991	174 752	107,58%
% share in total revenue	**94,57%**	**94,11%**	
Cost of sales	165 561	144 658	114,45%
Distribution costs	10 071	10 100	99,71%
Administrative expenses	31 729	28 688	110,60%
of which:			
- amortiz.&depreciation	29 923	23 592	126,84%
- staff costs	56 869	58 122	97,84%
- outsourced services	47 483	46 116	102,96%
% share in total costs	**95,18%**	**92,67%**	
Other operating income	6 595	2 711	243,27%
Other operating expenses	4 079	9 094	44,85%
Operating profit/loss - EBIT	**-16 854**	**-15 077**	**111,79%**
Profit (loss) on the sale of subsidiaries, affiliates and associated companies	13	0	
Other financial income	3 948	7 727	51,09%
Finance cost	6 415	5 424	118,27%
Interests in associated companies	245	493	49,70%
Profit (loss) before tax	**-19 063**	**-12 281**	**155,22%**
Income tax	612	384	159,38%
Loss from discontinued operations			
Net profit (loss)	**-19 675**	**-12 665**	**155,35%**
EBIT margin (EBIT/Revenue)	-8,97%	-8,63%	103,91%
EBITDA	**13 069**	**8 515**	**153,48%**
EBITDA margin (EBITDA/Revenue)	6,95%	4,87%	142,67%
Net profit (loss) of			
Shareholders of the controlling company	-19 516	-11 589	
Minority shareholders	-159	-1 076	

Sales revenue of the Group is the outcome of results generated by all the segments and result from the following figures and events:

- A moderate growth in sales revenue (2.8%) was reported in the hotels and restaurants segment, the company Orbis S.A. generated sales at the level of PLN 111 111 thousand which translates into a 4.8% drop as compared to the 1st quarter 2004, while sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 20 393 thousand and were by 12% higher than in the 1st quarter 2004. The fall reported by Orbis S.A. is justified by a low PLN/EUR exchange rate as compared to the 1st quarter 2004, as well as by strong competition on the market, particularly in Warsaw where Orbis S.A. operates 8 hotels. Growth in sales of the company Hekon has been brought about by a success of the economy product, i.e. Ibis hotels, in Poland and by improved conditions of sale in Kraków and Szczecin where Novotel brand hotels belonging to that company operate.
- The tourist segment reported a significant increase in sales (+15.5%) resulting from a strong exchange rate of the Polish Zloty towards other currencies that was advantageous for the sale of travels abroad as well as from a stabilized situation on the international arena which was conducive to the sale of tourist services.
- As regards the transport segment, high growth in sales (+57%) was reported as a result of consolidation of the company PKS Gdańsk in the consolidated financial statements of the Orbis Transport group, as well as from the fact that the results of the company Orbis Tarnobrzeg were not consolidated in the 1st quarter 2005. Moreover, all segments of operations pursued by Orbis Transport reported a growth in sales.

Cost of sales of the Group grew more than sales revenues in the 1st quarter of 2005 which resulted from:

- Increase in fixed costs, including depreciation, in the company Orbis S.A. by approx. PLN 4 million as compared to the 1st quarter 2004.

- Growth in operating expenses of Orbis Transport, connected with expenses of companies PKS Tarnobrzeg, that were not consolidated in the 1st quarter 2004 and PKS Gdańsk, that was consolidated in the 1st quarter 2005.
- Operating expenses incurred by the company UAB Hekon amounting to PLN 2.3 million. The results of that company were not consolidated in the 1st quarter 2004.

Operating profit (loss) (EBIT) of the Group declined by 11.8% as compared to the 1st quarter 2004 as a result of generated sales revenue and operating expenses.

Operating profit (loss) before depreciation and amortization (EBITDA) of the Group increased by 53,5%, which was predominantly brought about by growth in depreciation in the company Orbis S.A.

Growth in **finance costs** in the company Orbis S.A. by 59% % is connected to debt servicing and the valuation of financial instruments SWAP.

Financial income declined in the current quarter by 48.8% in comparison with the 1st quarter 2004 as a result of positive exchange rate differences, reported in 2004 on EUR-denominated debt incurred by Orbis S.A..

All the above mentioned factors affected the increase of the Group's loss before tax by 55.2%.

Revenue and results of individual business segments of the Group have been presented in point 4.5 of this report.

4.2 Seasonality or cyclicality of operations

Annual sales revenues of the Group are of seasonal nature. The prevailing part of sales revenue is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales revenues, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales revenues is observed in all segments of operations.

The dominant impact of the 3rd quarter results from the fact this quarter is marked by post-vacation intensification of traffic in hotels, including business traffic generating higher Average Daily Rates as compared to tourist traffic. Moreover, it a vacation quarter characterized by intense sales of all tourist services. However, Average Daily Rates generated by hotels in that period are lower owing to a significant share of tourist groups in the structure of sales. Also, in the travel agents' sector payments are settled and increased demand for coach tickets and car rentals are observed in that quarter.

The 2nd quarter of the year is a period in which the season for tourist services stars and develops, in all three months of that quarter demand for tourist services is higher, both on the part of business clients and tourists.

The 4th quarter of the year includes one month marked by high demand on the part of business clients for services of all segments. In the two last months of the year demand for all services rendered by the Group companies is clearly lower which is predominantly attributable to the climate in Poland and to the Christmas time.

Historically, the 1st quarter is a period generating the least part of annual sales revenues of the Group. Owing to the weather conditions prevailing in that period, people hardly travel around Poland and in some of the countries where clients could go for recreation purposes the season has not started yet.

	Consolidated result		Hotels with restaurants		Tourism		Transport	
	Sales revenue	Sales revenue - % share in annual revenue	Sales revenue	Sales revenue - % share in annual revenue	Sales revenue	Sales revenue - % share in annual revenue	Sales revenue	Sales revenue - %share in annual revenue
II quarter 2003	229 491	24,8%	160 140	24,3%	45 454	27%	23 897	25,2%
III quarter 2003	380 616	41,1%	281 702	42,7%	69 664	41,0%	29 250	30,8%
IV quarter 2003	208 618	22,5%	154 821	23,5%	30 954	18,2%	22 843	24,1%
I quarter 2004	178 647	19,0%	134 939	19,9%	20 800	11,6%	22 908	18,9%
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	193 332	100,0%	132 906	100,0%	24 836	100,0%	35 590	100,0%

4.3 Segment revenues and segment result for business segments

Results per business segments

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
	Revenue from sales to external clients			Revenue from sales to other segments			TOTAL REVENUE		
Hotels with restaurants	131 563	127 992	102,79%	3 748	13 264	28,26%	135 311	141 257	95,79%
Tourism	24 165	20 926	115,48%	1 119	884	126,58%	25 284	21 810	115,93%
Transport	38 858	24 772	156,86%	474	0		39 332	24 772	158,78%
Consolidation	194 586	173 690	1,1203063	5 341	14 148	37,75%	199 927	187 839	106,44%

	Profit (loss) from continuing operations		
Hotels with restaurants	11 777	23 120	50,94%
Tourism	743	-751	-98,93%
Transport	3 986	4 317	92,33%
Consolidation	16 506	26 686	61,85%

Segment: Hotels with restaurants

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Total revenue, of which:	**135 311**	**141 256**	95,79%
Net sales revenue	132 906	134 938	98,49%
Other operating income	2 405	6 318	38,07%
Total expense, of which:	**123 534**	**120 223**	102,75%
Cost of sales	112 230	107 063	104,83%
Distribution costs	8 290	8 784	94,38%
Other operating expenses	3 014	4 376	68,88%
Operating profit (loss) - EBIT	**11 777**	**21 033**	55,99%
EBIT margin (EBIT/Revenue)	8,70%	14,89%	58,45%
Capital expenditure	12 762	6 900	184,95%
Employment in full-time posts at the end of peri	4 833	5 323	90,79%

Operating results of Orbis S.A. in the first quarter 2005

	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Occupancy rate	33,10%	32,50%	0,60
Average Daily Rate (ADR) in PLN	**194,5**	**213,3**	91,19%
Average Daily Rate (ADR) in PLN - business segment	**210,8**	**237,2**	88,87%
Average Daily Rate (ADR) in PLN - tourist segment	**160,1**	**162,9**	98,28%
Revenue per Available Room (RevPAR) in PLN	64,4	69,4	92,80%
Number of rooms sold	**298 237**	**296 301**	100,65%
Number of rooms	10 009	10 009	100,00%
% structure of rooms sold			change in % points
Poles	49,90%	49,90%	0,00
Foreigners	50,10%	50,10%	0,00
Business clients	69,70%	67,80%	1,90
Tourist clients	30,30%	32,20%	-1,90

- In the 1st quarter 2005, Orbis S.A. hotels reported a growth in the number of rooms sold by 0.7% as compared to the 1st quarter 2004. Low dynamics of increase in the number of rooms sold follow from a high benchmark base, i.e. results generated in the 1st quarter 2004, as well as from the fact that Warsaw-based hotels operate presently on the market marked by the most severe competition in the hotel industry in Poland. Approximately 25% rooms of Orbis S.A. hotels are located in Warsaw hotels and, therefore, the impact of results generated on that market is crucial for the performance of the entire company.
- A decline in the Average Daily Rate by over 11% as compared to the 1st quarter 2004 is attributable to significant appreciation of the Polish currency towards EUR that prevailed throughout the quarter. 10 Orbis S.A. hotels publish rates in EUR, moreover EUR is the trading currency applied in the segment of foreign incoming traffic.
- Consequently, RevPAR ratio generated by Orbis S.A. fell by 7.1% as a result of a drop in the Average Daily Rate (ADR).
- The share contributed by Poles and foreigners to the structure of rooms sold remained at an unchanged level as compared to the 1st quarter 2004 while the number of rooms sold to Poles went up by 0.8% and to foreigners by 0.5%.
- Germans represented the largest group of foreigners staying at Orbis S.A. hotels and accounted for 12.7% of rooms sold in 1st quarter 2005, while the number of rooms sold to guests from that country went up by 1.6% as compared to the 1st quarter 2004.

Operating results of Hekon Hotele Ekonomiczne S.A. in the first quarter 2005

	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Occupancy Rate	62,47	45,34	137,78%
Average Daily Rate (ADR) in PLN	215,28	224,60	95,85%
Revenue Per Available Room (RevPAR) in PLN	112,96	101,84	110,92%
Number of rooms sold	71 450	62 431	114,45%
Number of rooms	136 170	137 683	98,90%
% structure of rooms sold			**change in % points**
Poles	46,93%	55,21%	-0,08
Foreigners	53,08%	44,79%	0,08
Business clients	65,40%	66,10%	-0,01
Tourists	34,60%	33,90%	0,01

- Hotels of the company Hekon-Hotele Ekonomiczne generated a high growth in the number of rooms sold. That growth results from the success of economy hotels of the Ibis brand as well as from recovery of sales of hotel services reported in two cities, namely Kraków and Szczecin, where other Novotel-branded hotels of the company operate.
- A lower drop in the Average Daily Rate (ADR) as compared to Orbis S.A. hotels results predominantly from the fact that Ibis hotels publish their rates in PLN.
- Owing to a growth in occupancy rate, hotels of the company Hekon-Hotele Ekomoniczne generated Revenue per Available Room (RevPAR) by 10.9% higher as compared to the 1st quarter 2004.

Segment operating result per hotel brands

BRAND	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Sofitel			
Occupancy rate	38,40%	40,50%	-2,1pp
Average Daily Rate (ADR) in PLN	**323,2**	**373,6**	**-13,50%**
Revenue Per Available Room (RevPAR) in PLN	124	151,3	-18,00%
Number of rooms sold	11776	12563	-6,26%
Number of rooms	341	341	0,00%
Novotel			
Occupancy rate	32,60%	31,10%	+1,4pp
Average Daily Rate (ADR) in PLN	**221,6**	**251,5**	**-11,90%**
Revenue Per Available Room (RevPAR) in PLN	72,1	78,3	-7,80%
Number of rooms sold	95926	88185	8,78%
Number of rooms	3273	3273	0,00%
Mercure			
Occupancy rate	40,40%	37%	+3,3pp
Average Daily Rate (ADR) in PLN	**227,9**	**234,1**	**-2,60%**
Revenue Per Available Room (RevPAR) in PLN	92	86,7	6,10%
Number of rooms sold	64784	60140	7,72%
Number of rooms	1783	1271	40,28%
Orbis Hotels			
Occupancy rate	32,00%	31,60%	+0,4pp
Average Daily Rate (ADR) in PLN	**157,6**	**170,6**	**-7,60%**
Revenue Per Available Room (RevPAR) in PLN	50,4	53,9	-630,00%
Number of rooms sold	146334	146115	0,15%
Number of rooms	5080	5592	-9,16%
Ibis Hotels			
Occupancy rate	50,60%	47,40%	+3,2pp
Average Daily Rate (ADR) in PLN	**191,3**	**200,1**	**-4,40%**
Revenue Per Available Room (RevPAR) in PLN	96,8	94,9	2,00%
Number of rooms sold	54568	51729	5,49%
Number of rooms	1199	1199	0,00%
Hotels of medium and higher standard ***(Sofitel, Novotel, Mercure, Orbis Hotels)***			
Occupancy rate	33,80%	32,70%	1,1 pp
Average Daily Rate (ADR) in PLN	**197,3**	**214,6**	**-8,10%**
Revenue Per Available Room (RevPAR) in PLN	66,7	70,1	-4,90%
Number of rooms sold	318820	307003	3,85%
Number of rooms	10477	10477	0,00%
Hotels of economy standard ***(Ibis)***			
Occupancy rate	50,60%	47,40%	+3,2pp
Average Daily Rate (ADR) in PLN	**191,3**	**200,1**	**-4,40%**
Revenue Per Available Room (RevPAR) in PLN	96,8	94,9	2,00%
Number of rooms sold	54568	51729	5,49%
Number of rooms	1199	1199	0,00%

The fall of an Average Daily Rate in the Sofitel and Novotel Hotels results from the fact, that the hotel Sofitel Victoria in Warsaw publishes its prices in EURO, and amongst 10 Orbis S.A. hotels which publish their prices in EURO is 5 Novotel hotels. Novotel hotels belonging to Hekon Hotele Ekonomiczne S.A. and UAB Hekon also publish their prices in EURO.

Segment: Tourism

BUSINESS SEGMENTS - financial result of the segment

In PLN	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Total revenue, of which	**25 284**	**21 180**	**119,38%**
Net sales revenue	24 836	20 800	119,40%
Other operating income	448	380	117,89%
Total expenses, of which:	**24 541**	**21 931**	**111,90%**
Cost of sales	22 880	20 175	113,41%
Distribution costs	1 514	1 258	120,35%
Other operating expenses	147	498	29,52%
Operating profit (loss) - EBIT	743	-751	-98,93%
EBIT margin (EBIT/Revenue)	2,94%	-3,55%	-82,88%
Capital expenditure	875	255	343,14%
Employment in full-time posts at the end of pe	536	532	100,75%

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Total revenue, of which:	**39 332**	**24 772**	**158,78%**
Net sales revenue	35 590	22 908	155,36%
Other operating income	3 742	1 864	200,75%
Total expenses, of which:	**35 346**	**20 455**	**172,80%**
Cost of sales	34 068	19 904	171,16%
Distribution costs	281	105	267,62%
Other operating expenses	997	446	223,54%
Operating profit (loss) - EBIT	3 986	4 317	92,33%
EBIT margin (EBIT/Revenue)	10,13%	17,43%	58,15%
Employment in full-time posts at the end of pe	974	284	342,96%

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at March 31, 2005	As at December 31, 2004	% change in 3 months ended March 31, 2005	As at March 31, 2004	% change in 12 months ended March 31, 2005
Non-current assets	1 966 296	1 976 368	99,49%	2 002 305	98,20%
% share in balance sheet total	90,95%	91,31%		92,78%	
Non-current assets	195 723	188 207	103,99%	155 783	125,64%
% share in balance sheet total	9,05%	8,69%		7,22%	
TOTAL ASSETS	2 162 019	2 164 575	99,88%	2 158 088	100,18%
Shareholders' equity	1 565 884	1 587 092	98,66%	1 527 621	102,50%
% share in balance sheet total	72,43%	73,32%		70,79%	102,32%
Minority interests	756	975	77,54%	9 171	8,24%
% share in balance sheet total	0,03%	0,05%		0,42%	8,23%
Non-current liabilities and provisions	424 531	413 010	102,79%	439 820	96,52%
- of which: interest bearing borrowings	285 438	277 298	102,94%	319 197	89,42%
% share in balance sheet total	19,64%	19,08%		20,38%	96,35%
Current liabilities and provisions	170 848	163 498	104,50%	181 476	94,14%
- of which: interest bearing borrowings	4 052	3 355	120,77%	0	
% share in balance sheet total	7,90%	7,55%		8,41%	93,97%
TOTAL EQUITY AND LIABILITIES	2 162 019	2 164 575	99,88%	2 158 088	100,18%
Debt/total capital employed ratio	18,49%	17,68%		20,90%	
Debt ratio (total liabilities/total assets ratio)	27,54%	26,63%		28,79%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment – chiefly hotel buildings and titles to perpetual usufruct of land. A decline in non-current assets as compared to the end of 2004 and as at the end of the 1st quarter of past year results predominantly from the scheduled depreciation.

5.2 Current assets

The change in current assets in the current quarter is predominantly attributable to an increase in the balance of receivables and, to a much lesser extent, a fall in inventories, cash and cash equivalents and financial assets held for trading. The most substantial growth in the current quarter, as compared to the 1st quarter 2004, was reported in financial assets held for trading and was brought about by purchases of securities.

5.3 Non-current liabilities and provisions

Growth in that item reported in the current quarter was, first and foremost, a result of increase in the balance of interest bearing borrowings and other liabilities. A fall in liabilities and provisions as compared to the 1st quarter 2004 was mainly caused by the events of 2004, including a dissolved provision for liabilities towards Warimpex Leasing AG.

5.4 Current liabilities and provisions

In the current quarter compared to the first quarter of 2004 short term liabilities and provisions for liabilities went up, mainly as a result of a provision for the risk connected to Europejski Hotel. Yet, the balance of trade liabilities and a current provision for retirement benefits and alike declined.

5.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	PLN	currency EUR		repayable within 1-3 years	repayable within more than 3 years
BWE-24/ORB	2 057		767	1 290	
Banks' syndicate	200 464	49 089	1 939	198 525	
Loan from Accor (within the framework of purchase of the Company HEKON)	56 803	13 910	749	56 054	
Kredyt Bank Ciechanów	28 376			28 376	
Kredyt Bank Ciechanów	1 790		597	1 193	
TOTAL	289 490	62 999	4 052	285 438	0,00

5.6 Characteristics of changes in estimates of amounts

Titles for major changes	As at March 31, 2005	As at Dec. 31, 2004	% change in 3 months ended Dec. 31, 2005
DEFERRED TAX PROVISION AND ASSETS			
1. Provision for tax liabilities	65 615	65 988	99,43%
2. Deferred tax assets	81 436	79 162	102,87%
PROVISIONS FOR LIABILITIES			
1. Provision for jubilee awards and retirement benefits	42 919	42 530	100,91%
- setting up	1 173	10 924	10,74%
- use	-1 173	-6 412	18,29%
- liquidation	0	-1 178	0,00%
2. Provision for liabilities arising from litigation	34 637	34 782	99,58%
- setting up	521	29 822	1,75%
- use		0	
- liquidation		-307	0,00%
3. Provision for restructuring costs	2 970	2 970	100,00%
- setting up		2 970	0,00%
- use		0	
- liquidation		0	
CHARGES TO REVALUE ASSETS			
1. for impairment of financial non-current assets	5 836	2 011	290,20%
- setting up		2 011	0,00%
- use		0	
- liquidation		0	
2. for impairment of property, plant and equipment	9 576	4 756	201,35%
- setting up	21	4 636	0,45%
- use		11 942	0,00%
- liquidation			
3. for charges to revalue receivables	3 172	9 752	32,53%
- setting up		3 454	0,00%
- use			
- liquidation		3 895	0,00%

5.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

The following changes in contingent assets and liabilities have been reported since the end of the last financial year, as at March 31, 2005

Contingent liabilities:

Title	Transfere	Debtor/nature of relations	Term	Amount as at balance sheet date	Change in amount within 3 months ended March 31, 2005	Financial terms and other remarks
		Furnished by Orbis S.A.				
Suretyship for liabilities of Orbis Casino Sp. z o.o. towards the bank under a credit agreement	BPH PBK S.A. with a seat in Cracow	Orbis Casino Sp. z o.o. - subsidiary	30.12.2006	1 500 000		
Suretyship for liabilities of Orbis Casino Sp. z o.o. under a a bank guarantee	BPH PBK S.A. with a seat in Cracow	Orbis Casino Sp. z o.o. - subsidiary	13.04.2007	1 959 589		
Registered pledge on Orbis S.A. shares	BZ WBK S.A.	Globis Poznań Sp. z o.o. - subsidiary			(2 000 000)	On 03.03.05 Orbis S.A. sold all shares in Globis Poznań Sp. z o.o.
		Furnished by PBP Orbis Sp. z o.o.				
Bill of exchange, collateral for credit	Kredyt Bank S.A. O/Ciechanów	PBP Orbis Sp. z o.o.	2009	5 700 000		
Bill of exchange	Polski Expres Sp. z o.o.			100 000		
Bank guarantee	Blue City Sp. z o.o.		31.03.2009	9 247	474	
Bank guarantee	PP Porty Lotnicze		18.10.2005	6 240		
		Furnished by Hekon Hotele Ekonomiczne S.A.				
Guarantee for repayment of an A instalment of a 10,000,000 EUR credit	Banks' syndicate led by Credit Lyonnais	Orbis S.A.	31.10.2008	40 837 000	(47 000)	Gaurantee of a credit for the dominant company
			TOTAL:	50 112 076	(2 046 526)	
		Including a guarantee for credit/loan or furnishing of a guarantee within Orbis group		44 296 589	(47 000)	

6. CASH FLOWS IN THE ORBIS GROUP

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% zmiany 2005 do 2004
Cash flows from operating activities	4 018	400	1004,50%
Cash flows from investing activities	-6 671	-15 518	42,99%
Cash flows from financing activities	404	3 472	11,64%
Total net cash flows	**-2 249**	**-11 646**	**19,31%**
Cash and cash equivalents at the end of period	40 339	38 832	103,88%

6.1 Operating activities

Most substantial adjustments relate to amortization/depreciation and changes in the balance of current receivables and liabilities.

6.2 Investing activities

Most important items, both as regards revenue and expenditure, relate to investments in securities. Moreover, the company incurred expenditure for the purchase of property, plant and equipment and generated revenue from the

sale of related companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. by the controlling company and repayment of granted loans.

6.3 Financing activities

Cash flows from financing activities in the current period were in principle a result of incurring and repayment of credits and loans.

7. STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY OF THE GROUP AND PAID DIVIDENDS

In PLN thousand	3 months ended March 31, 2005	12 months ended Dec 31, 2004	% change in 3 months ended March 31, 2005	3 months ended March 31, 2004	% change in 12 months ended Dec. 31, 2005
Share capital	92 154	92 154	100,00%	92 154	100,00%
Reserve capitals	133 411	131 411	101,52%	133 385	100,02%
Other reserve capitals	-646	-648	99,69%	0	
Retained earnings	1 340 965	1 362 175	98,44%	1 302 082	102,99%
Shareholders' equity of shareholders of the controlling company	**1 565 884**	**1 585 092**	98,79%	**1 527 621**	102,50%

Share capital is represented by the share capital of Orbis S.A.

Reserve capital is created from the amounts derived from the sale of shares above their nominal value and revaluation of non-current assets and investment property in accordance with IAS 40,

Growth in the value of reserve capitals as compared to the end of the 1st quarter of past year results from the measurement of long-term investments of the controlling company.

Other reserve capitals comprise of exchange rate differences on consolidation of the company UAB Hekon.

Change in the amount of retained earnings in the 1st quarter 2005 as compared to the balance as at the end of 2004 results predominantly from the fact that the loss of the current period of PLN 16 516 thousand and consolidation adjustments were posted to that item.

Change in the amount of retained earnings as at the end of the 1st quarter 2005 as compared to the balance as at the end of the 1st quarter 2004 results predominantly from the posting of net result for 2004 to retained earnings and payment of dividend from net profit for 2003.

The Management Board of Orbis S.A. took decision to submit a proposal concerning the payment of dividend from the net profit generated in 2004, in the amount of PLN 0.34 per share, accounting for PLN 15 666 thousand, to the Annual General Meeting of Shareholders for consideration. The balance amounting to PLN 33 159 thousand is to be allocated to the reserve capital.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

In the first quarter 2005 the following non-recurring and one-off events took place:
1. disposal by Orbis S.A. of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. – the result of that transaction has been posted to "Profit (loss) from the sale of all or part of interests in subsidiaries, affiliates and associated companies" item of the income statement.
2. acquisition by Orbis S.A. of interests in the company Orbis Kontrakty Sp. z o.o. – does not make any impact on the financial result in the forst quarter 2005.

„ Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of disposal of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o, are as follows:

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Net profit (loss) from all activities	-19 675	-12 665	155,35%
1. disposal of interests in the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o	13		
"Pro forma" net profit (loss) from continuing operations	-19 688	-11 589	169,89%

Impact of above events on balance sheet items has been presented in the table below:

In PLN thousand	As at March 31, 2005	As at March 31, 2004	% change in 3 months ended March 31, 2005	As at March 31, 2004	% change in 12 months ended March 31, 2005
TOTAL ASSETS	2 162 019	2 164 575	99,88%	2 158 088	100,18%
Fixed assets	1 933				
Current assets	-1 920				
TOTAL ASSETS pro forma	2 162 032	2 164 575	99,88%	2 158 088	100,18%
TOTAL EQUITY AND LIABILITIES	2 162 019	2 164 575	99,88%	2 158 088	100,18%
Shareholders' equity					
Minority interest					
Non-current liabilities and provisions	13				
Current liabilities and provisions					
TOTAL EQUITY AND LIABILITIES pro forma	2 162 032	2 164 575	99,88%	2 158 088	100,18%

These event would bring about the following effects in cash flows of the Orbis Group:

In PLN thousand	3 months ended March 31, 2005	3 months ended March 31, 2004	% change - 2005 versus 2004
Total net cash flows	404	3 472	11,64%
Cash flows from operating activities			
Cash flows from investing activities	-1 933		
Cash flows from financing activities			
Total net cash flows - pro forma	-1 529	3 472	-44,04%

8.2 Impact of consolidation/exclusion from consolidation of related parties

No business combination occurred in the period covered by these financial statements.
A change has occurred in the list of companies subject to consolidation. PKS Gdańsk Sp. z o.o. joined the group of consolidated companies. In the light of the fact that this company was established on November 15, 2004 and started to pursue operations in 2005, the impact of its consolidation on comparable figures cannot be presented.

In PLN thousand	As at March 31, 2005	As at Dec. 31, 2004	% change in 3 months	As at March 31, 2004	% change in 12 months
TOTAL ASSETS	**2 162 019**	**2 164 575**	**99,88%**	**2 158 088**	**100,18%**
Fixed assets	-7 319				
Current assets	-4 179				
TOTAL ASSETS pro forma	**2 150 521**	**2 164 575**	**99,35%**	**2 158 088**	**99,65%**
TOTAL EQUITY AND LIABILITIES	**2 162 019**	**2 164 575**	**99,88%**	**2 158 088**	**100,18%**
Shareholders' equity	899				
Minority interest					
Non-current liabilities and provisions	-926				
Current liabilities and provisions	-11 471				
TOTAL EQUITY AND LIABILITIES pro forma	**2 150 521**	**2 164 575**	**99,35%**	**2 158 088**	**99,65%**

9. FINANCIAL RATIOS TABLE [1]

	3 months ended March 31, 2005	3 months ended March 31, 2004	% change 2005 versus 2004
Profitability ratios			
Net profit margin	-10,60%	-7,30%	145,21%
Gross profit margin	12,20%	17,30%	70,52%
Return on equity	-1,20%	-0,80%	150,00%
Turnover ratios			
Inventory turnover	6,84	8,25	82,91%
Debtors days	19,84	23,58	84,14%
Creditors days	28,7	34,76	82,57%
Financial ratios			
Debt to equity	13,40%	14,80%	90,54%
Interest cover ratio	28,47%	49,78%	57,19%
Free cash flow interest cover ratio	87,88	227,1	38,70%
Liquidity ratios			
Current ratio	1,15	0,86	133,21%

10. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

11. TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2005, operations within the Orbis Group in the following amounts were excluded:

As at March 31, 2005	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total amounts excluded
Intra-group transactions						
Receivables	22 299	117 903	854	181		141 237
Liabilities	111 058	676	455	22 056	6 992	141 237
Expenses	2 310	556	2 659	2 006	120	7 651
Revenues	4 015	2 043	1 119	474		7 651

In the period covered by these financial statements, Orbis S.A. did not execute any transactions with related parties the value of which would exceed EUR 500 thousand.

12. CHANGES IN ACCOUNTING POLICIES
ACCOUNTING PRINCIPLES ADOPTED IN CAPITAL GROUP ORBIS

1. The principles of consolidation

The consolidated financial statements include the financial statements of the dominant company and the financial statements of the companies controlled by the parent company or subsidiaries of the dominant company.

Control is presumed to exist when the parent company has the possibility to influence the financial and operating policy of a subject entity in order to obtain benefits from its activities.

The financial statements of consolidated subsidiaries and associates are prepared as of the same reporting date that of the parent company, using the uniform accounting policies.
When necessary, in financial reports of subsidiaries or associates, appropriate adjustments are made in order to uniform the accounting principles applied by the entity with the accounting principles applied by the parent company.

Subsidiaries are subject to consolidation starting from the date of gaining control by the parent company and cease to be consolidated when the parent loses control. In a case of losing control over the company (significant influence), the consolidated financial statement takes into account the results from that period covered by the report, in which the dominant company had such control.

As at the acquisition date the assets and equity and liabilities of the acquired company are measured at their fair value. The excess of the purchase price over the fair value of acquiree's identifiable net assets is disclosed as goodwill. When the purchase price is lower than the fair value of acquiree's identifiable net assets, the difference is included directly as a profit in profit and loss in a period when the purchase took place.

The share of minority investors is disclosed in an adequate proportion of the fair value of assets and equity. In the following reporting periods losses applicable to the minority exceeding their interest in the subsidiary's equity are allocated against the majority interest.

All transactions, balances, income and expenses between the consolidated entities are eliminated in full.

2. Investments in associates

An associate is an entity over which the dominant company has significant influence but does not control it, taking part both in financial and operating policy-making processes.

A share in an associate is measured using the equity method, except for a situation when the investment is classified as held for sale. Investments in associates are measured at the purchase price taking into account any changes in Company's share in net assets, which have occurred until financial year-end less any impairment loss of the investment. The losses of associates which exceed the value of the Group's share in those entities are not recognised.

An excess of a purchase price over the fair value of associate's identifiable net assets as at the acquisition date is treated as goodwill. In a case that the purchase price is lower than the fair value of associate's identifiable net assets as at the acquisition date, the difference is included directly as a profit in profit and loss account in a period when the purchase took place.
Profits and losses resulting from transactions between the Group and an associate are subject to consolidation eliminations according to the Group's share in the equity of an associate.

3. Materiality criteria of financial data of subsidiaries and associates.

On the evidence of point 1 of IAS 1 subject to consolidation are those subsidiaries which contribution to the balance sheet total or net sales of goods, products and income from financial operations of the dominant entity exceeds 3%. Associated companies whose contribution to the balance sheet total or net sales of goods, products and income from financial operations of the dominant entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements.

The total share of entities excluded from consolidation in the balance sheet total or net sales of goods, products and income from financial operations of the parent entity may not exceed 10%.

At the same time, entities which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if other considerations indicate their importance.

4. Tangible fixed assets

Fixed assets are valued as at the date of their entry into accounting books at acquisition price or manufacture cost. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition price or cost of manufacture less accrued depreciation charges and write-offs for a permanent impairment.

The purchased titles to the perpetual usufruct of land are presented at a purchase price less accrued depreciation charges calculated on the basis of the duration of the perpetual usufruct agreement.
The titles to the perpetual usufruct of land (acquired gratuitously from the local administrative authorities) are recorded at re-assessed value according to IFRS 1, based on a valuation of an expert and are depreciated during time of agreement. Lands are revaluated according to IFRS 1 too.

Every three years tangible fixed assets undergo a test for impairment and necessary provision is made or withdrawn, if they are not useful. In the meantime new provisions for impairment are made or existing are withdrawn in case of applicable circumstances.

If significant changes are noticed within three years on the value of existing tangible fixed assets or on the criteria used for valuation of the fair market value, a new impairment calculation will have to be done.

Potential impairment loss or the reversal of an impairment loss is recognised directly in profit or loss. The increased carrying amount of an asset attributable to the reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation and depreciation) had no impairment loss been recognised for the asset in prior years.

Work in progress is appraised at the acquisition price or cost of manufacture. In case of a permanent impairment of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

All financial costs incurred during the process of construction or reconstruction of new and reconstruction of existing hotel buildings are not capitalized but recognized directly as expense in profit or loss when they are incurred.

Borrowing costs and translation differences that are directly attributable to the construction of a qualifying asset less any related revenues are recognised directly in profit or loss when they are incurred.

5. Intangible fixed assets

a. Goodwill

Goodwill is an excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date. It is tested annually for impairment and presented in the balance sheet at cost less any accumulated impairment losses. Possible impairment loss is recognized in profit or loss and shall not be reversed in future periods.

b. Other intangible assets

Other intangible assets disclosed in the financial statements have been valued at their acquisition cost or cost of manufacture less cumulative depreciation charges calculated according to the rates reflecting their useful life and less write-offs for a permanent impairment.

Singular payments for entry of Orbis S.A. hotels into the Accor network (affiliation fee) and regular franchising fees are not recognised as intangible assets.

All costs incurred in order to generate an item of intangible assets due to the process of construction of new and reconstruction of existing hotel buildings are recognized directly as expense in profit or loss when they are incurred.

6. Depreciation

The rate and the method of depreciation reflecting the useful life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and tangible fixed assets.

At each financial year-end the useful life of an assets is reviewed and, if the expectations differ from previous estimates, the depreciation rate for the next year is determined. Such change is a change in accounting estimates.

Depreciation charges are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation charges became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

Land and intangible fixed assets with indefinite useful life are not depreciated.

7. Leases

A lease is classified as finance lease if an agreement transfers substantially all potential rewards and risks incidental to ownership of an asset on a lessee. Other kinds of lease agreements are treated as operating lease.

a. Finance lease

Assets used on the evidence of a finance lease agreement are recognised as assets of Companies which constitute Capital Group and are valued at fair value at the inception of the lease, but not exceeding the present value of the minimum lease payments determined at the inception of the lease.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability so as to produce a constant periodic rate of interest on the remaining balance of liability. Finance charges are recognized as expenses in the periods in which they are incurred.

Fixed assets used on the evidence of the finance lease agreement are depreciated according to the rules applied by the Companies of Capital Group to depreciate their own fixed assets over the shorter of the assets' useful life and the lease term.

b. Operating lease

Lease payments under an operating lease are recognised as expense on a straight-line basis over the lease term.
The benefits acquired and receivable as an incentive to conclude a lease transaction are recognized in profit or loss on a straight-line basis over the lease term.

In case of some specific contracts where an annual lease payment is progressive over the lease period, a linearization of an annual instalment is calculated.

8. Other long-term investments

Other long-term investments comprise assets acquired by the Companies for the purposes of deriving economic benefit, mainly works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market price appraised on the basis of a valuation performed by an independent expert, except for works of art, which value is specified in specialist catalogues.

9. Inventories

At the acquisition date tangible current assets are appraised at the weighted average acquisition price comprising cost of purchase, cost of conversion and other costs incurred in bringing the physical inventories to their present location and condition. The weighted average acquisition price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance sheet date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net realisable value, whichever is lower.

If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made. In case there are no evidence for the impairment, the carrying amount of the asset is increased to its new recoverable amount (higher from net selling price and value in use). A reversal of an impairment loss is recognized immediately in profit or loss.

10. Receivables and liabilities

Receivables and liabilities, save for those resulting from financial instruments and loans and credits received, are valued, as at the date of their entry into accounting books, at their nominal value, with due adherence to the principle of prudence. Receivables and liabilities are reported at the actual value due to be paid.

Receivables are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of receivables. Revaluation write-offs are made for receivables:

- due from debtors that have been put into liquidation or bankruptcy,
- due from debtors involved in financial composite agreement proceedings with creditors or undergoing conciliatory proceedings,
- questioned by debtors (litigious),
- due from debtors involved in remedial proceedings,
- under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to update receivables that have been:

- overdue for 6 – 9 months – up to 50% of the amount due,
- overdue for 9 – 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

Transactions in foreign currencies are reported as at the payment date according to the average rate of exchange of the given currency quoted by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding upon a company.

As at the date of preparation of the financial statements, all receivables and liabilities denominated in foreign currencies are valued (converted) according to the average exchange rate quoted by the National Bank of Poland on the last day of the reporting period

11. Loans and credits

Loans and credits received are initially recognized at fair value of cash received which is the equivalent of purchase price less transaction costs.

12. Financial instruments

a. Financial assets and financial liabilities held for trading

A financial asset or financial liability is an item, which:

- has been acquired or incurred for the purpose of selling or repurchasing it in the near term,
- is a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking, or
- is a derivative (except for a derivative that is a designated and effective hedging instrument).

The Group recognizes investments in short term securities as financial assets held for trading. They are measured initially at purchase price less transaction costs. On the balance sheet day they are measured at fair value.
The gains or losses from a change in the fair value of financial assets held for sale are recognized in profit or loss in the part concerning the financial activities of the period.

Derivatives are reported when the Companies become a party to a binding contract. The Group uses derivatives to hedge against the changes in foreign exchange rates.
As at the balance sheet date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets, while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from operating activities.

b. Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity.
Those assets are initially recognized as at the transaction date at the fair value plus transaction costs.
Subsequently the assets are measured at amortised cost using the effective interest method.

c. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as held for trading or available for sale.
They are initially recognized as at the transaction date at the fair value plus transaction costs.
Subsequently the assets are measured at amortised cost using the effective interest method.

d. Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as financial assets held for trading, loans and receivables or held to maturity.

Both initially and subsequently they are measured at the purchase price plus transaction costs less impairment loss. The valuation results are directly included in profit or loss.

Financial assets available for sale include shares and interests in other companies, which are not subsidiaries and associates and are not quoted in an active market, that can be short or long-time holdings. They have been valued at acquisition cost less accrued write-offs for a permanent impairment.

e. Embedded financial instruments

Embedded financial instruments are components incorporated in contracts, by virtue of which a part or all cash flows derived from the given contract change in a manner similar to that which would have been caused by standalone derivatives. They form a part of the so-called host contracts.
They should be presented separately from the host contract if, and only if:

- the economic characteristics and risks of the embedded derivative and the host contract are not closely related,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- the combined instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Derivative instruments incorporated in contracts made in a currency typical for such transactions around the world are not recognized, e.g. in lease transactions where the price is routinely denominated in the US dollar.

f. Hedge accounting

In order to hedge against the interest rate risk or the risk of fluctuations of foreign currencies the Group may use derivatives and in other cases stipulated by the law may apply the hedge accounting.

At the balance sheet day derivatives are measured at fair value.

In hedge accounting they are classified either as fair value hedge or as cash flow hedge.

In case of fair value hedge the profit or loss from remeasuring the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognised in profit or loss.

In case of cash flow hedges the portion of the gain or loss on the hedging instrument, that is determined to be an effective hedge is recognised in equity, and the ineffective portion is recognised in profit or loss.
The gain or loss recognised in equity is reclassified into profit or loss in the same time that the hedged item affects the net profit or loss, or is included in the initial cost or carrying amount of the newly recognised asset or liability.
The Group discontinues applying the hedge accounting when the hedging instrument expires or is sold, terminated or exercised, or it no longer meets the criteria for hedge accounting, or in other similar situations. In such case the gain or loss recognised in equity remains in equity until the forecast transaction occurs. If the Group ceases suspecting that the forecast transaction occurs, gain or loss recognised in equity is recognised in profit or loss of a current period.

13. Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of National Bank of Poland.

14. Deferred income tax

Deferred tax assets are recognised for all deductible temporary differences to the extent that is probable that the taxable profit will allow to utilize the above mentioned asset. The main factors that affect the occurrence of deductible temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealised negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Book value of an item of deferred tax asset is reviewed on each balance sheet day and in case the expected tax profits are not sufficient to utilise part or all of the asset, its value is appropriately reduced.

Provision for deferred tax is recognised for all taxable temporary differences to the amount of income tax payment to be settled in future.
The main factors affecting the creation of taxable temporary differences include:
- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on loans granted or other financial assets,
- accrued unrealised positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a result of the sum of temporary differences (taxable and deductible, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted to equity.

15. Provisions

Provisions are set when the Companies of the Capital Group have a present legal or constructive obligation as a result of a past event and it is probable that in order to settle that obligation there will be an outflow of resources and the amount of that outflow can be reliably estimated.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for liabilities, particularly losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings and for liabilities for retirement severance pays and similar performances;
- restructuring provisions.

Provisions for liabilities are created on the evidence of decisions taken by the Management Board. Restructuring provisions require an endorsed restructuring plan.

Provisions are not set up for future operating losses.

Provisions are created in a justified and reasonably assessed amounts as at the date of an obliging event, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

16. Contingent liabilities and contingent assets.

A contingent liability is:
- a possible obligation which arose from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events, which are not controlled by the Companies which constitute the Capital Group, or
- a present obligation that arose from past events but is not recognised because:
  - an outflow of resources in order to settle that obligation is not probable,
  - it is impossible to measure the amount of the obligation with sufficient reliability.

A contingent asset is a possible asset resulting from the past events whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events, which are beyond the control of the Companies.

17. Equity

Equity are assessed at their nominal value.

The share capital of the Orbis Group is composed of the share capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statutes and entered in the court register.

The reserve capitals include amount of:
- additional paid-in capital
- revaluation of assets according to IAS 40
- the deferred income tax settled with the revaluation reserve capital

Other capitals are composed mainly of foreign currency translation differences on subsidiary companies.

18. Retained profits

Retained profits consist of results from earlier years, which are in group's disposal, and current net profit (loss).

In Orbis Capital Group the net profit (loss) for the financial year is an outcome of:

a) operating profit (loss):
- gross profit (loss) on sales – result on basic operating activities,
- profit (loss) on other operating activities,

b) income on financial operations,

c) obligatory charges on income in the form of the income tax paid by Orbis Group Companies and equivalent payments due by virtue of separate regulations, broken down into:
- current income tax resulting from the taxation base;
- deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

d) result of discontinued operations

Revenue is measured at the fair value of the consideration received or receivable reduced by the amount of any trade discounts and volume rebates allowed by the entity, VAT and other taxis connected with sale.

The gross profit (loss) on sales – result on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Orbis Group Companies.
Sales of services are recorded in period, when they are rendered and is valued according to the amount of services rendered.

The result on other operating activities constitutes a difference between income and expenses indirectly relating to the basic operating activities of the entities.

The financial expenses are comprising the following groups:
- costs of discount and interest on financial liabilities,
- costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- costs of foreign exchange differences,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- costs of current transactions connected with financial operations.

The financial income is comprising the following groups:
- income from interest, dividends and other benefits resulting from keeping financial assets,
- income in the form of interest on trade debtors and other receivables, other than those treated as financial assets,
- income on foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial and non-financial assets and costs of sale of financial assets.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown in a tax declaration for the current reporting period. According to the Polish regulations, the Group calculates the income tax liabilities for the year 2005 at 19% of its taxable income.

Deferred income tax charged to the financial result of the reporting period constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result covering that period.

19. Segment Reporting

Orbis Group adopted business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. An entity's organisation and management are performed broken down into segments in respect of products offered. Each segment accounts for a separate strategic entity, which offers different kinds of products and servicing other economic environments.

For the purposes of **business segment** reporting, the following business segments have been identified:
- hotels with restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism - organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,

- transport - domestic and international transport services, transport of passengers, lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of the core business operations of the Companies of the Orbis Group according to the Polish Classification of Business Activity (PKD).

Segment revenues represent revenues from sales to external customers or from inter-segment transactions disclosed in the profit and loss account, that are directly attributable to a given segment, as well as part of revenues that are reasonably allocable to it.
Segment revenues include in particular:
- sales revenues,
- other related operating income.

Segment expenses include expenses of segment operating activities that are directly attributable to that segment, along with part of other expenses that can be allocated on a reasonable basis to the segment.
Segment expenses include in particular:
- costs of products and merchandise sold,
- distribution expenses,
- other related operating expenses.

Segment result is a difference between segment revenues and segment expenses. It represents the operating profit before to the inclusion of costs of the head office, interest income or expenses, income tax, gains or losses from investments, revenues and expenses of associated companies and joint ventures consolidated by the equity method as well as prior to the deduction of minority interests.

Segment assets represent assets posted to operating activities and:
- used by the segment in its operating activities,
- directly attributable to a given segment or reasonably attributable to it.

Segment assets do not include assets derived from income tax nor assets used in the general operations of Group Companies.

Segment liabilities are liabilities posted to operating activities that are directly attributable to a given segment or reasonably allocable to it.

Inter-segment transaction prices are fixed in accordance with market rules.

Companies of the Orbis Group have adopted the criterion of geographic location of their customers for the purposes of identification of **geographical segments**.
The following segments have been identified within the framework of geographical segment reporting:
- Poland,
- Europe (excluding Poland),
- Asia,
- North America.

12.2 Reconciliation of balance sheet data and the profit and loss account of the Capital Group

The year 2005 is the first year in which financial statements have been prepared in accordance with the IFRS. Figures presented below are required to be disclosed in the year of the first time adoption of the IFRS. The last financial statements prepared in accordance with the Polish Accounting Act covered the year ended December 31, 2004 and, hence, January 1, 2005 is deemed to be the date of transition to the principles complying with the IFRS.

On February 10, 2005 the Extraordinary General Meeting of Shareholders of Orbis S.A. was held and adopted a resolution concerning the preparation of financial statements of Orbis S.A. in accordance with the International Accounting Standards as from January 1, 2005.

12.2.1 Reconciliation of balance sheet as at January 1, 2004 (date of transition to principles complying with the IFRS)

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 624 848**	**392 636**	**2 017 484**
Property, plant and equipment	1	1 470 653	344 622	1 815 275
Intangible assets, of which:	2	118 220	-6 577	111 643
- goodwill		109 735	-2 483	107 252
Investments in an associated company consolidated by the equity method		7 754		7 754
Available-for-sale financial assets		1 362		1 362
Other financial assets		12 198		12 198
Investment property		0		0
Other long-term investments	3	567	34	601
Deferred tax assets	5	14 094	54 557	68 651
Current assets		**153 888**	**-17 266**	**136 622**
Inventories		14 091		14 091
Trade receivables		39 700		39 700
Income tax receivables		7 802		7 802
Other short-term receivables		23 249		23 249
Other short-term investments	4	*17 266*	*-17 266*	*0*
Financial assets held for trading		1 302		1 302
Cash and cash equivalents		50 478		50 478
Total assets		**1 778 736**	**375 370**	**2 154 106**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 213 854**	**325 174**	**1 539 028**
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	6	988 315	325 174	1 313 489
Minority interests	7	**10 227**	**-10**	**10 217**
Non-current liabilities		**385 392**	**50 206**	**435 598**
Interest bearing borrowings		304 438		304 438
Deferred tax	9	14 550	50 911	65 461
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and alike		33 869		33 869
Provisions for liabilities	8	20 280	-705	19 575
Current liabilities		**169 263**	**0**	**169 263**
Current portion of interest bearing borrowings		42 077		42 077
Trade payables		45 710		45 710
Income tax liabilities		0		0
Other current liabilities		69 612		69 612
Provision for retirement benefit and alike		6 597		6 597
Provisions for liabilities		5 267		5 267
Total equity and liabilities		**1 778 736**	**375 370**	**2 154 106**

Additional information pertaining to reconciliation of balance sheet as at January 1, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	284 835
Derecognition of borrowing costs	-11 391
Impairment of assets	-304 430
Revaluation of non-current assets to the fair value	365 619
Amortization of titles to perpetual usufruct of land	-1 604
Reclassification of assets from short-term investments	18 555
Reversal of depreciation of assets reclassified from short-term investments	-6 962
TOTAL	**344 622**

In accordance with IAS 29 components of fixed assets comprising of the 1st group of non-current assets and real property presented in accordance with previous standards as short-term investments have been translated with the use of inflation rates.

In accordance with the previously applicable accounting standards, all borrowing costs incurred throughout the period of investment implementation were capitalized. Presently, under the benchmark treatment of IAS 23, borrowing costs are recognized as an expense in which the costs were incurred.

Individual non-current assets were tested for impairment by way of testing cash generating units, i.e. each and every hotel, for impairment. Measurement was made as at December 31, 2003. Moreover, an impairment loss for leased property was recognized.

Land and titles to perpetual usufruct of land, acquired gratuitously on the basis of an administrative decision, previously accounted for at the value determined in accordance with prices specified in first decisions of local administration authorities, constituting the basis for the calculation of an initial fee for the use of this land, are presently measured at the fair value based of IFRS 1. The fair value of land and titles to perpetual usufruct of land was determined on the basis of a valuation performed by an independent expert.

In accordance with preciously applied accounting policy, titles to perpetual usufruct of land were not amortized. Presently, amortization has been calculated for these titles, based on their useful life.

Moreover, assets were reclassified from short term investments to non-current assets (description in point 4.).

2. In accordance with previously applicable accounting standards, the value of initial fees for the affiliation with a hotel network, contributed under license agreements, were reported as intangible assets and amortized with the use of amortization period convergent with the end of the term of these agreements. Adopting the criteria of identifiablity of assets laid down in IAS 38, it was recognized that these fees do not meet the requirements that are necessary for these fees to be recognized as an intangible asset and they were directly classified as expenses.

3. Reclassification of works of art from short-term investments to long-term investments, where other similar assets are presented.

4. Previously, the Group reported real property and the right to perpetual usufruct of land earmarked for sale and the works of art connected with the said real property as other short term investments. These investments have been reported at purchase price.
   Real property and the right to perpetual usufruct of land did not satisfy the criteria of IAS 40 and IFRS 5, consequently they were reclassified from short term investments to fixed assets and depreciated (look at the chart in point 1). Only the works of art (point 3) were included in long term investments in the amount of PLN 34 thousand. At the same time, an impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under non-current assets and depreciation on real property was calculated.

Return from short-term investments to non-current assets	-18 589
Reversal of a write-down to revalue short-term investments	1 323
TOTAL	**-17 266**

5. The above adjustments increased deferred tax assets in the following manner::

Derecognition of borrowing costs	2 164
Impairment loss for non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	603
TOTAL	**54 557**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	284 835
Derecognition of borrowing costs	-11 391
Impairment of assets	-303 107
Revaluation of non-current assets to the fair value	365 619
Amortization of titles to perpetual usufruct of land	-1 594
Reversal of depreciation of assets reclassified from short-term investments	-6 962
Initial fee for affiliation with a hotel brand	-3 214
Write-down of goodwill in the company PBP	-2 483
Tax effects of above changes	3 471
TOTAL	**325 174**

7. Adjustments of shareholders' equity brought about by changes in accounting policies in subject of depreciation of perpetual usufructs of lands, resulted in a decline in the equity of minority shareholders by PLN 10 thousand.

8. Adjustment of short-term provisions for liabilities arising from a change in the method of recognition of initial fees for affiliation with a hotel network.

9. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	54 116
Revaluation of current assets to the fair value	-1 701
Reversal of a temporary difference on depreciation of short-term investments	-1 329
Initial fee for affiliation with a hotel brand	-175
TOTAL	**50 911**

<u>Reconciliation of financial result for 2003</u>

A change in the applied accounting policies did not affect the Capital Group's financial result.

12.2.2. Reconciliation of balance sheet as at March 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 614 364**	**387 941**	**2 002 305**
Property, plant and equipment	1	1 458 124	338 605	1 796 729
Intangible assets, of which:	2	116 474	-4 993	111 481
- goodwill		108 228	-976	107 252
Interests in subsidiaries, affiliates and associated companies		9 902		9 902
Available-for-sale financial assets		1 336		1 336
Other financial assets		12 080		12 080
Investment property	3	0		0
Other long-term investments		567	34	601
Deferred tax assets	4	15 881	54 295	70 176
Current assets		**173 049**	**-17 266**	**155 783**
Inventories		12 428		12 428
Trade receivables		51 222		51 222
Income tax receivables		7 806		7 806
Other short-term receivables		35 063		35 063
Other short-term investments	3	*17 266*	-17 266	0
Financial assets held for trading		10 432		10 432
Cash and cash equivalents		38 832		38 832
Total assets		**1 787 413**	**370 675**	**2 158 088**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 206 871**	**320 750**	**1 527 621**
Share capital		92 154		92 154
Reserve capitals		133 385		133 385
Other reserve capitals		0		0
Retained earnings	6	981 332	320 750	1 302 082
Minority interests		**9 183**	**-12**	**9 171**
Non-current liabilities		**389 178**	**50 642**	**439 820**
Interest bearing borrowings		319 197		319 197
Deferred tax	8	15 389	50 582	65 971
Other non-current liabilities		144		144
Provision for retirement benefit and alike		33 894		33 894
Provisions for liabilities		20 554	60	20 614
Current liabilities		**182 181**	**-705**	**181 476**
Current portion of interest bearing borrowings		0		0
Trade payables		66 045		66 045
Income tax liabilities		0		0
Other current liabilities		103 143		103 143
Provision for retirement benefit and alike		6 468		6 468
Provisions for liabilities		6 525	-705	5 820
Total equity and liabilities		**1 787 413**	**370 675**	**2 158 088**

Additional information pertaining to reconciliation of balance sheet as at March 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	252 559
Derecognition of borrowing costs	-10 066
Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-2 045
Reclassification of assets from short-term investments	18 555
Reversal of depreciation of assets reclassified from short-term investments	-7 009
TOTAL	**338 605**

The adjustments concern items described in detail in the description of amendments as at January 1, 2004, taking into account events which occurred in the 1st quarter 2004.

2. Adjustments of intangible assets are presented in the table below:

Adjustment of initial fee for affiliation with a hotel brand	-4 017
Adjustment of positive goodwill	1 352
Write-down of goodwill in PBP	-2 328
TOTAL	**-4 993**

Initial fee for affiliation with a hotel network, contributed under license agreements, earlier was presented as intangible fixed assets. It was recognized that these fees do not meet the requirements of IAS 38 for these fees to be recognized as an intangible asset and they were directly classified as expenses.

In the same time IFRS 3 was used starting from January 1, 2004 and this way we have new approach to subject of goodwill value.

3. Reclassification of works of art from short-term investments to long-term investments, where other similar assets are presented.

4. Previously, the Group reported real property and the right to perpetual usufruct of land earmarked for sale and the works of art connected with the said real property as other short term investments. These investments have been reported at purchase price.
   Real property and the right to perpetual usufruct of land did not satisfy the criteria of IAS 40 and IFRS 5, consequently they were reclassified from short term investments to fixed assets and depreciated (look at the chart in point 1). Only the works of art (point 3) were included in long term investments in the amount of PLN 34 thousand. At the same time, an impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under non-current assets and depreciation on real property was calculated.

Return from short-term investments to non-current assets	-18 589
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-17 266**

5. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 913
Impairment loss on non-current assets	52 041
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	592
TOTAL	**54 295**

6. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	252 559
Derecognition of borrowing costs	-10 066

Impairment of assets	-273 901
Revaluation of non-current assets to the fair value	360 512
Amortization of titles to perpetual usufruct of land	-2 094
Reversal of depreciation of assets reclassified from short-term investments	-7 009
Reversal of an impairment loss on inverstments	1 323
Initial fee for affiliation with a hotel brand	-3 140
Depreciation of positive goodwill	1 352
Write-down of goodwill in PBP Orbis	-2 328
Tax effects of above changes	3 542
TOTAL	**320 750**

7. Adjustment of minority interest brought about by the calculation of amortization on titles to perpetual usufruct of land.

8. Adjustment of deferred costs and prepayments brought about by the calculation of amortization on titles to perpetual usufruct of land.

9. Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for affiliation with a hotel network.

10. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluations for hyperinflation	53 784
Revaluation of non-current assets to the fair value and change of presentation of investments	-1 702
Reversal of a temporary difference on depreciation of short-term investments	-1 329
Initial fee for affiliation with a hotel brand	-171
TOTAL	**50 582**

Reconciliation of financial result for the 1st quarter 2004

		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		173 517		173 517
Net revenue from the sale of other products, merchandise and raw materials		1 235		1 235
Cost of sales	1	142 352	2 306	144 658
Gross profit (loss) on sales		**32 400**	**-2 306**	**30 094**
Other operating income	2	3 782	-4 962	-1 180
Distribution costs		10 100		10 100
Administrative expenses		28 688		28 688
Other operating expenses	3	5 292	-89	5 203
Profit (loss) from operating activities		**-7 898**	**-7 179**	**-15 077**
Finance cost	4	6 776	-1 352	5 424
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other financial income	5	6 402	1 325	7 727
Share in net profits (losses) of subsidiaries, affiliates and associated companies		493		493
Profit (loss) before tax		-7 779	-4 502	-12 281
Income tax	6	454	-70	384
		-8 233	**-4 432**	**-12 665**
Net profit (loss) from continuing operations				
Discontinued operations				0
Loss from discontinued operations				0
Net profit (loss) for the financial year		**-8 233**	**-4 432**	**-12 665**
of:				0
Shareholders of the controlling company		-7 157		-11 589
Minority shareholders		-1 076		1 076
Net profit (loss) for the financial year		**-8 233**	**-4 432**	**-12 665**

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	1 747
Initial fee for affiliation with a hotel brand	44
Amortization of titles to perpetual usufruct of land	469
Reversal of depreciation of assets reclassified from short-term investments	46
TOTAL	**2 306**

2. Adjustment in connection with the sale of titles to perpetual usufruct of land revalued to the fair value.

3. Adjustment following from the revaluation of land to the fair value.

Revaluation of land to the fair value	28
Reversal of amortization of goodwill in PBP	-117
TOTAL	**-89**

4. Adjustment related to amortization of positive goodwill of Hekon.

5. Adjustment related to changed approach to recognition of borrowing costs.

6. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 70 thousand.

12.2.3 Reconciliation of balance sheet as at December 31, 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 615 151**	**361 217**	**1 976 368**
Property, plant and equipment	1	1 422 980	330 303	1 753 283
Intangible assets, of which:	2	111 622	1 564	113 186
- goodwill		102 607	5 525	108 132
Interests in subsidiaries, affiliates and associated companies		9 435		9 435
Available-for-sale financial assets		9 680		9 680
Other financial assets		10 987		10 987
Investment property	3	23 380	-23 380	0
Other long-term investments		635		635
Deferred tax assets	4	26 432	52 730	79 162
Current assets		**191 365**	**-3 158**	**188 207**
Inventories		13 822		13 822
Trade receivables		40 076		40 076
Income tax receivables		8 198		8 198
Other short-term receivables		22 854		22 854
Other short-term investments	3	*3 158*	-3 158	*0*
Financial assets held for trading		60 669		60 669
Cash and cash equivalents		42 588		42 588
Total assets		**1 806 516**	**358 059**	**2 164 575**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 263 313**	**323 779**	**1 587 092**
Share capital		92 154		92 154
Reserve capitals		133 411		133 411
Other reserve capitals		-648		-648
Retained earnings	5	1 038 396	323 779	1 362 175
Minority interests	6	**972**	**3**	**975**
Negative goodwill	2	*6 994*	-6 994	0
Non-current liabilities		**371 035**	**41 975**	**413 010**
Interest bearing borrowings		277 298		277 298
Deferred tax	9	23 954	42 034	65 988
Other non-current liabilities	7	32 440	-59	32 381
Provision for retirement benefit and alike		37 303		37 303
Provisions for liabilities		40		40
Current liabilities		**164 203**	**-705**	**163 498**
Current portion of interest bearing borrowings		3 355		3 355
Trade payables		58 218		58 218
Income tax liabilities		0		0
Other current liabilities		59 651		59 650
Provision for retirement benefit and alike		5 227		5 227
Provisions for liabilities	8	37 752	-705	37 047
Total equity and liabilities		**1 806 516**	**358 058**	**2 164 575**

Additional information pertaining to reconciliation of balance sheet as at December 31, 2004.

1. Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation	247 322
Derecognition of borrowing costs	-9 027
Impairment of assets	-266 699
Revaluation of non-current assets to the fair value	342 745
Amortization of titles to perpetual usufruct of land	-4 754
Reclassification of assets from investments	27 861
Reversal of depreciation of assets reclassified from short-term investments	-7 145
TOTAL	**330 303**

The adjustments concern items described in detail in the description of amendments as at January 1, 2004, taking into account events which occurred in 2004.

2. Adjustments of intangible assets are presented in the table below:

Adjustment of initial fee for affiliation with a hotel network	-3 961
Adjustment of amortization of positive goodwill	5 525
TOTAL	**1 564**

Initial fee for affiliation with a hotel network, contributed under license agreements, earlier was presented as intangible fixed assets. It was recognized that these fees do not meet the requirements laid down in IAS 38 that are necessary for these fees to be recognized as an intangible asset and they were directly classified as expenses.

In the same time IFRS 3 was used starting from January 1, 2004 and this way we have new approach to subject of goodwill value. From this moment the goodwill ceased to be amortised and will be annually tested for impairment. The negative goodwill in the amount of PLN 6,994 thousand was directly classified as expenses.

3. Previously, the Group reported real property and the right to perpetual usufruct of land earmarked for sale as other short and long term investments. They did not meet the criteria of IAS 40 and IFRS 5, consequently they have been transferred from long and short term investments to fixed assets and depreciated (look at the chart in point 1). Concurrently, the impairment of real estate so far reported as short term investments was reversed, as it became baseless since real property was posted under non-current assets and depreciation on real property was calculated.

Return from long-term investments to non-current assets	-23 380
Return from short-term investments to non-current assets	-4 481
Reversal of a charge to revalue short-term investments	1 323
TOTAL	**-26 538**

4. The above adjustments increased deferred tax assets in the following manner:

Derecognition of borrowing costs	1 715
Impairment loss on non-current assets	50 673
Reversal of measurement of short-term investments	-251
Initial fee for affiliation with a hotel brand	593
TOTAL	**52 730**

5. Adjustments related to retained earnings are presented below:

Revaluations for hyperinflation	247 322
Derecognition of borrowing costs	-9 027
Impairment of assets	-266 699
Revaluation of non-current assets to the fair value	342 745
Amortization of titles to perpetual usufruct of land	-4 698

Reversal of depreciation of assets reclassified from short-term investments	- 7 145
Reversal of an impairment loss on short short-term investments	1 323
Initial fee for affiliation with a hotel brand	-3 097
Amortization of positive goodwill	5 525
Negative goodwill in related group companies	6 994
Tax effects of above changes	10 536
TOTAL	**323 779**

6. Adjustment of minority interest brought about by the calculation of amortization on titles to perpetual usufruct of land.

7. Adjustment of deferred costs and prepayments brought about by the calculation of amortization on titles to perpetual usufruct of land.

8. Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for affiliation with a hotel network.

9. The above adjustments increased deferred tax liabilities in a following manner:

Effects of revaluation for hyperinflation	46 992
Revaluation of current assets to the fair value and change of presentation of investments	-3 470
Reversal of a temporary difference on depreciation of short-term investments	-1 329
Initial fee for affiliation with a hotel brand	-159
TOTAL	**42 034**

Reconciliation of financial result for 2004

		31.12.2003 Polish Accounting Act	31.12.2004 Polish Accounting Act	Effect of transition to IFRS	IFRS
Net revenue from the sale of services		815 196	937 787		937 787
Net revenue from the sale of other products, merchandise and raw materials		6 240	4 820		4 820
Cost of sales	1	612 871	686 980	10 925	697 905
Gross profit (loss) on sales		**208 565**	**255 627**	**-10 925**	**244 702**
Other operating income	2	22 964	61 951	856	62 807
Distribution costs		46 988	50 520		50 520
Administrative expenses		104 325	138 743		138 743
Other operating expenses	3	24 954	64 544	-555	63 989
Profit (loss) from operating activities		**55 262**	**63 771**	**-9 514**	**54 257**
Finance cost	4	24 915	57 669	-5 208	52 461
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0	0		0
Other financial income	5	38 693	57 158	2 364	59 522
Share in net profits (losses) of associated companies		1 156	1 293		1 293
Profit (loss) before tax		**70 196**	**64 553**	**-1 942**	**62 611**
Income tax	6	22 844	12 499	-5 298	7 201
Net profit (loss) from continuing operations		**47 352**	**52 054**	**3 356**	**55 410**
Discontinued operations					
Loss from discontinued operations					
Net profit (loss) for the financial year		**47 352**	**52 054**	**3 356**	**55 410**
of:					0
Shareholders of the controlling company		46 600	49 715		53 071
Minority shareholders		752	2 339		2 339
Net profit (loss) for the financial year		**47 352**	**52 054**	**3 356**	**55 410**

1. Adjustments of costs of sales are presented below:

Impact of hyperinflation on non-current assets components	6 984
Initial fee for affiliation with a hotel brand	-117
Amortization of titles to perpetual usufruct of land	3 875
Reversal of depreciation of assets reclassified from short-term investments	183
TOTAL	**10 925**

2. Adjustments of other operating income are presented below:

Sale of title to perpetual usufruct of land revalued to the fair value	-13 540
Impairment of assets	7 202
Negative goodwill of PBP and Orbis Transport	7 194
TOTAL	**856**

3. Adjustments of other operating expenses are presented below.

Revaluation of land to the fair value	28
Reversal of amortization of goodwill in PBP	-466
Amortization of goodwill in Orbis Transport	-117
TOTAL	**-555**

4. Amortization of positive goodwill in Hekon Hotele Ekonomiczne SA
5. Adjustment related to changed approach to recognition of borrowing costs.
6. Adjustments 1 – 5 result in a decrease in deferred tax expense by PLN 5 298 thousand.

13. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact on presented results in the 1st quarter of 2005 and not included in the current financial statements have occurred

14. SHAREHOLDERS ENTITLED TO EXERCISING, DIRECTLY OR INDIRECTLY THROUGH SUBSIDIARIES, AT LEAST 5% OF THE TOTAL NUMBER OF VOTING RIGHTS AT THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

As at May 16, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined on the basis of Article 147 of the Act on Public Trading in Securities as at May 16, 2005, include:

Orbis S.A.	Number of shares held as at May 16, 2005 (no. of votes at the GM)	Percentage share in the share capital as at May 16, 2005 (% share in the no. of total votes at the GM)	Change in the ownership structure of significant blocks of shares in the period 26 April 2005-May 16, 2005 (since the submission of last interim financial statements)
Accor S.A.	16 394 151	35,58%	-
ING Nationale Nederlanden Polska	2 715 009	5,89%	-
Commercial Union OFE BPH CU	2 338 652	5,08%	-
Globe Trade Centre S.A.	2 303 853	5,00%	-

15. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

As at March 31, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 4 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of Orbis S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais	Member of the Management Board does not hold any shares in the company or other companies in the ORBIS Group
6. Alain Billy	Member of the Management Board does not hold any shares in the company or other companies in the ORBIS Group

On March 15, 2005, Mr. Jean-Philippe Savoye – President of the Management Board of the company "Orbis" S.A. acquired 147 ordinary shares of Orbis S.A. at PLN 23.80 per share as well as 853 ordinary shares of Orbis S.A at PLN 23.90 per share. the aggregate transaction value amounted to PLN 23 885.30.

16. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Information on litigation pending is presented in point 16 of the additional information to the condensed financial statement of Orbis S.A.

17. FOOTNOTES

(including explanations of the manner of computation of financial ratios, explanations and necessary commentaries to other points, to be determined on a current basis)

[1] Definitions of financial ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss)}}{\text{Sales of products, merchandise and raw materials}}$$

$$\text{Gross profit margin} = \frac{\text{Gross profit (loss) on sales}}{\text{Sales of products, merchandise and raw materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss)}}{\text{(Shareholders' equity at the beginning of period + Shareholders' equity at the end of period) / 2 /(1.33 for figures covering three quarters or 4 for quarterly figures)}}$$

$$\text{Debtors days} = \frac{\text{(Net trade receivables at the beginning of period + Net trade receivables at the end of period) / 2}}{\text{Sales of products, merchandise and raw materials /number of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade liabilities at the beginning of period + Trade liabilities at the end of period) / 2}}{\text{Cost of products, merchandise and raw materials sold /number of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventory at the beginning of period + Inventory at the end of period) / 2}}{\text{Cost of products, merchandise and raw materials sold /number of days}}$$

$$\text{Current ratio} = \frac{\text{Current assets}}{\text{Current liabilities and provisions}}$$

$$\text{Debt to equity} = \frac{\text{Current and non-current liabilities under interest bearing borrowings}}{\text{Total liabilities}}$$

$$\text{Interest cover} = \frac{\text{EBIDTA}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flows}}{\text{Interest charge}}$$